Exhibits to Form 20-F

Exhibit Number	Description	Remarks
Exhibit 19.1	Memorandum and Articles of Association of AngloGold Limited as in effect March 17, 2006	Incorporated by reference to Exhibit 3.1 of AngloGold's registration statement on Form F-3 filed with the Securities and Exchange Commission on December 17, 2002.
Exhibit 19.2	Trust Deed dated February 27, 2004 between AngloGold Holdings plc as Issuer, AngloGold Limited as Guarantor and the Law Debenture Trust Corporation p.l.c. as Trustee	Incorporated by reference to Exhibit 19.2 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2004.
Exhibit 19.4.1.1	AngloGold Limited Share Incentive Scheme in effect April 4, 2003	Incorporated by reference to Exhibit 19.4(c) of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on June 28, 2002.
Exhibit 19.4.1.2	Bonus Share Plan in effect April 29, 2005	
Exhibit 19.4.1.3	Long-Term Incentive Plan in effect April 29, 2005	
Exhibit 19.4.2	Service contract of Robert M Godsell	Incorporated by reference to Exhibit 19.4.2 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on July 14, 2006.
Exhibit 19.4.3	Service contract of Roberto Carvalho Silva	
Exhibit 19.4.4	Service contract of Neville F Nicolau	
Exhibit 19.4.5	Service contract of Srinivasan Venkatakrishnan	
Exhibit 19.4.6	Service contract of Kelvin H Williams	Incorporated by reference to Exhibit 19.4.2 of AngloGold Ashanti's annual report on Form 20-F filed with the Securities and Exchange Commission on July 14, 2006.
Exhibit 19.4.6	Transaction Agreement between AngloGold Limited and Ashanti Goldfields Company Limited, dated August 4, 2003 and five amendments thereto	Incorporated by reference to Exhibit 19.4.6 of AngloGold's annual report on Form 20-F filed with the Securities and Exchange Commission on March 19, 2004
Exhibit 19.6	Statement regarding how earnings per share information was calculated	See note 7 to the consolidated financial statements
Exhibit 19.8	List of AngloGold Ashanti Limited subsidiaries	
Exhibit 19.12.1	Certification of Robert M Godsell, Chief Executive Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.12.2	Certification of Srinivasan Venkatakrishnan, Chief Financial Officer of AngloGold Ashanti Limited, pursuant to Section 302 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.13	Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002	
Exhibit 19.15.1	Consent of Ernst & Young, independent accountants	
Exhibit 19.15.2	Consent of KPMG, independent accountants	
Exhibit 19.15.3	Consent of PricewaterhouseCoopers, independent accountants	

**RULES OF THE
ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005**

**Approved by shareholders of the Company at the
Annual General Meeting held on 29 April 2005**

Deloitte.

**180 Strand
London WC2R 1BL**

Tel: 020 7936 3000

CONTENTS

RULES OF THE ANGLOGOLD ASHANTI LIMITED
BONUS SHARE PLAN 2005

PURPOSE OF THE PLAN:

The purpose of the Plan is to reward executives, managers and key employees for their annual contribution to achievement of company performance objectives, and a generation of value for shareholders. Through the issuing of a bonus, part of which is paid in cash and part of which is paid in shares or options, the Company hopes to encourage participants to build and maintain meaningful shareholdings in the Company.

1 DEFINITIONS AND INTERPRETATION

1.1 In this Plan, the following words and expressions shall have, where the context so admits, the meanings set forth below.

"Anglo American"	Anglo American plc (registered number 03564138);
"Annual Accounts"	means the accounts produced by the Company on an annual basis after they have been independently audited and approved by the Board;
"Appropriate Period"	The period specified below (provided that if more than one period applies, the relevant period is the last period to expire): (i) in a case falling within Rule 9.1, six months starting on the date on which the relevant person obtains Control of the Company; (ii) in a case falling within Rule 9.4, six months starting on the date on which the court sanctions the compromise or arrangement; and (iii) in a case falling within Rule 9.3, the period during which the relevant person remains so bound or entitled;
"Award"	A Cash Bonus or a Bonus Share Award made under the rules of the Plan;

"Board"   The board of directors for the time being of the Company or a duly authorised Committee thereof;

"Bonus Period"	The Financial Year over which the Performance Targets must be satisfied in order for a Cash Bonus to be granted to an Eligible Employee;
"Bonus Share Award"	An award made to an Eligible Employee in accordance with Rule 2.1, being in one of the following forms: (A) an option to acquire Shares (exercisable for a nil or nominal consideration); or (B) an award of Shares (for nil or nominal consideration) subject to restrictions, or (C) a conditional right to receive Shares at no cost to the Participant, or (D) such other form which the Grantor considers has a substantially similar purpose or effect;
"Cash Bonus"	In relation to an Eligible Employee and any Financial Year, the amount of any annual cash bonus which he is awarded or which it is proposed shall be awarded to him under the Plan on the satisfaction of the Performance Targets;
"Committee"	Either: (A) in relation to the grant of Awards to executive directors of the Company, the Remuneration Committee; or (B) in relation to the grant of Awards to other employees, such other duly authorised committee of the Board as may be appointed from time to time;
"Compliance Officer"	The compliance officer appointed by the Company in respect of this Plan in accordance with section 144A(2) of the Companies Act;

"Closing Price"	The closing price as defined in the JSE Listings Requirements as amended from time to time. This price is currently defined as the price determined by and disseminated by the JSE based firstly on the uncrossing price of the closing auction, or, failing which, the volume weighted average price of the last 10 minutes of trade prior to the closing auction, or failing which, the last automated trade price;
"Company"	AngloGold Ashanti Limited incorporated and registered in South Africa (under registration no 1944/017354/06);
"Companies Act"	The Companies Act 61 of 1973 as amended, or any law that may replace it wholly or in part from time to time;
"Control"	The meaning given by Section 440A of the Companies Act read with the meaning ascribed thereto in the Securities Regulation Code on Takeovers and Mergers promulgated under GN R290 of 18 January 1991 as well as the Rules from time to time promulgated by the Securities Regulation Panel constituted in terms of section 440B of the Companies Act;
"Date of Grant"	The date on which an Award is granted;
"Dealing Day"	Any day on which the JSE is open for the transaction of business;
"Eligible Employee"	Any person who at the Date of Grant is: (A) an employee of a Participating Company, who is not a director; or (B) an executive director of a Participating Company who devotes substantially the whole of his working time to the business of a Participating Company;

5

"Financial Year"	A financial year of the Company;
"Grant Period"	The period commencing on the second Dealing Day, or such later date at the discretion of the Grantor, which date shall not exceed 42 days after any of the following events:

(A) the day on which the Plan is adopted by the Company;

(B) the day on which the Company makes an announcement of its results for the last preceding Financial Year, half-year or other period;

(C) any day on which the Grantor resolves that circumstances exist which justify the grant of Awards;

(D) any day on which any change to any relevant legislation affecting employees' share schemes is proposed or made;

(E) the date of commencement of an Eligible Employee's employment with a Participating Company provided that the Eligible Employee is not already employed by a Participating Company, but only in respect of that Eligible Employee;

PROVIDED THAT if, by reason of any primary or secondary legislation, regulation or government directive or by reason of any agreement to which the Company is or may be a party, the Grantor is restricted from granting Awards under the Plan during the period specified above, the relevant Grant Period shall, commence on the second Dealing Day, or such later date at the discretion of the Grantor, which date shall not exceed 42 days, after the restriction is lifted,;

"Grantor"	The Committee (acting on behalf of the Company) or the Board or the Trustees acting on the recommendation of, or with the consent of, the Committee, as the case may be;
"Group Member"	A Participating Company or a body corporate which is the Company's holding company or a Subsidiary of the Company's holding company;
"ITASA"	The South African Income Tax Act No. 58 of 1962;
"JSE"	JSE Securities Exchange South Africa or any successor body carrying on the business of a securities exchange;
"Market Value"	In relation to a Share on any day if and so long as the Share is listed on the JSE, its Closing Price for the immediately preceding Dealing Day;
"Participant"	Any Eligible Employee to whom an Award has been granted or (where the context so admits) the personal representative of any such person;
"Participating Company"	(A) The Company; and (B) Any other company which is under the Control of the Company and is a Subsidiary of the Company except one which the Grantor has designated shall not be a Participating Company;
"Performance Targets"	Such targets (if any) as the Committee may from time to time determine which shall be measured over the Bonus Period;
"Plan"	The AngloGold Ashanti Limited Bonus Share Plan 2005 in its present form or as from time to time amended in accordance with the provisions hereof;
"Remuneration Committee"	The remuneration committee of the Company acting as an authorised Committee of the Board;

"Retirement"	Retirement on or after the Participant's contractual retirement date;
"Rules"	The rules of the Plan as amended from time to time;
"Share"	A fully paid ordinary share in the capital of the Company;
"Subsidiary"	The meaning given by section 1(3) of the Companies Act No. 61 of 1973;
"Tax Liability"	A liability to account for any tax, national insurance, social security or other levy for which the Participant entitled to the Award is liable in respect of an Award by the Company or any Group Member ("the Relevant Company"), whether by reason of grant, vesting, exercise or otherwise and including for the avoidance of doubt, any liability arising after termination of a Participant's employment for whatever reason and which may arise or be incurred in any jurisdiction whatever, and by the law of the same jurisdiction may or shall be recovered from the person entitled to the Award;
"Trustees"	The trustee or trustees for the time being of any employee benefit trust established for the benefit of all or substantially all of the Eligible Employees;
"Vesting Date"	The third anniversary of the Date of Grant or such other later or earlier date as is determined by the Grantor at the Date of Grant;
"Vesting Period"	The period starting on the Date of Grant of a Bonus Share Award and ending on the Vesting Date of a Bonus Share Award.

1.2   Words and expressions not otherwise defined herein have the same meaning they have in ITASA.

1.3   Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.4   Reference in the Rules of the Plan to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and shall include any regulations made thereunder.

1.5   The headings in the Rules of the Plan are for the sake of convenience only and should be ignored when construing the Rules.

2   GRANT OF AWARDS

2.1   The Grantor may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. Subject to Rules 4, 5 and 9, a Cash Bonus shall only be granted to an Eligible Employee after the Committee has determined the extent to which the relevant Performance Targets have been satisfied. The number of Shares compromised in a Bonus Share Award, will be determined by the Grantor in its absolute discretion at the Date of Grant. Such number will usually be determinable by dividing the value of the proposed Bonus Share Award to be granted by the Closing Price of the Shares trading on the JSE on the last Dealing Day prior to the Date of Grant. The grant of a Cash Bonus will be made net of an amount equal to any Tax Liability.

2.2   The grant of a Bonus Share Award or the delivery of any Shares following its vesting or exercise shall be subject to obtaining any approval or consent required under any applicable laws, regulations or governmental authority and the requirements of the JSE and any other recognised stock exchange on which the Shares are traded.

2.3   As soon as practicable after the grant of a Bonus Share Award, the Grantor shall issue to each Participant a certificate evidencing the Bonus Share Award in such form as the Grantor may from time to time prescribe. Such certificate must state:

   2.3.1   the Date of Grant;

   2.3.2   the number of Shares over which the Bonus Share Award has been granted to the Participant;

   2.3.3   the first date on which any part of the Bonus Share Award vests or becomes capable of exercise and any subsequent dates on which any remaining part of the Bonus Share Award vests or becomes capable of exercise;

2.3.4   the date on which the Bonus Share Award will lapse pursuant to Rules 8.1.1, 8.1.2 or 8.1.3 or any earlier date on which the Grantor determines that the Bonus Share Award should lapse;

2.3.5   whether or not a Participant to whom a Bonus Share Award have been granted is entitled to receive any dividends which are paid in respect of the Shares subject to the Bonus Share Award during the Vesting Period or dividend equivalents, or whether or not any such dividends will be re-invested (either gross or net) in further Shares to be subject to the terms applying to the Bonus Share Award; and

2.3.6   the form in which the Bonus Share Award is made.

2.4   No payment by the Participant shall be required on the grant of a Bonus Share Award.

2.5   Subject to the vesting of a Bonus Share Award or the rights of exercise by the Participant's personal representatives pursuant to Rule 5, every Bonus Share Award shall be personal to the Participant to whom it is granted and shall not be transferable or in any way alienable without the prior written agreement of the Grantor and such transfer shall be subject to such conditions as the Grantor may prescribe at that time.

2.6   A Participant may surrender his Bonus Share Award in whole or in part within the period of 30 days immediately following the Date of Grant and if a Bonus Share Award, or any part of a Bonus Share Award, is so surrendered, it shall be deemed for all purposes not to have been granted and shall therefore lapse.

3   NUMBER OF SHARES IN RESPECT OF WHICH AWARDS MAY BE GRANTED

3.1   The total number of Shares which may be allocated under the Plan to Eligible Employees on any day shall not, when added to the aggregate of the number of Shares which have been allocated to Eligible Employees under the Plan and any other employees' share incentive schemes adopted by the Company, exceed such number as represents 2.75 per cent of the ordinary share capital of the Company in issue immediately prior to that day. The said percentage at the time of submitting this Plan to the JSE for approval equates to [7,273,538] ordinary shares in the share capital of the Company.

3.2   The total number of Shares that may be allocated to any individual Eligible Employee on any day shall not, when added to the aggregate of the number of Shares which have been allocated under this Plan and any other employees' share incentive scheme adopted by the Company to that Eligible Employee, exceed such number as represents 0.1375 percent (being 5 per cent of 2.75 per cent) of the ordinary share capital in issue immediately prior to that day.

3.3 In determining the above limit:

    3.3.1 no account shall be taken of any Shares where the right to acquire such Shares was released or lapsed without being exercised, including pursuant to Rule 2.6 above;

    3.3.2 no account shall be taken of any Shares where the right to acquire such Shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company.

3.4 For the avoidance of doubt, references in this Rule 3 to the "allocation" of Shares shall mean, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employees' share scheme, shall mean the commitment to issue Shares or the issue and allotment of Shares (whichever is the earlier).

4 RIGHTS OF VESTING AND EXERCISE OF AWARDS

4.1 A Bonus Share Award save as provided in Rules 4.2, 4.3, 5 and 9 below shall not vest or be exercised before the Vesting Date.

4.2 Where a Participant ceases to hold office or employment with a Group Member as a result of:

    4.2.1 injury, illness or disability;

    4.2.2 operational requirements dismissal within the meaning of the Labour Relations Act No. 66 of 1995 (or applicable equivalent legislation);

    4.2.3 the company which employs him ceasing to be a Group Member;

    4.2.4 Retirement or early retirement by agreement with the company which employs him;

    4.2.5 transfer or sale of the undertaking or part undertaking in which he is employed to a person who is not a Group Member;

that Participant may exercise any vested Bonus Share Award which was granted as a "nil" cost option at any time during the period of six months following the date of cessation of employment ("the Exercise Period"). Where such cessation occurs during the Vesting Period, the Participant may if permitted by the Grantor exercise such proportion of the Bonus Share Award during the aforementioned Exercise Period or such proportion of a Bonus Share Award may vest, as shall be determined by the Grantor, in its absolute discretion, having regard to the length of time that the Participant has held the office or employment during the Vesting Period apportioned on a monthly basis;

Alternatively, the Grantor may in its discretion, determine that the Participant may exercise a proportion of his Bonus Share Award, or a proportion of his Bonus Share Award may vest, at the end of the Vesting Period, and in determining such proportion the Grantor may have regard to the number of whole months that had elapsed during the Vesting Period to the date of the cessation of the employment. In these circumstances, any Bonus Share Award granted as a "nil" cost option may be exercised within the period of six months following the end of the Vesting Period.

4.3   A Participant who ceases to hold office or employment with a Group Member by virtue of the participant's termination of services (resignation), may exercise any vested Bonus Share Awards granted as a "nil" cost option by no later than the date of cessation. Any Bonus Share Awards which have not vested at the date of such cessation will lapse at that time unless the Grantor, in its discretion, determines otherwise.

4.4   Where a Participant ceases to hold office or employment with a Group Member by reason of termination of services by reason of the dismissal of the Participant for misconduct, all his Bonus Share Awards (whether vested or not) will lapse in accordance with Rule 8.1.9.

4.5   4.5 In the event that Bonus Share Awards vest or become exercisable under Rule 4.2.3 and Rule 9, the provisions of Rule 9 shall prevail.

4.6   On the vesting or exercise of a Bonus Share Award in accordance with Rules 4.2, 4.3, the Grantor may, in consultation with the Participant, agree that instead of delivering Shares to a Participant, a cash payment shall be made to the Participant of a sum equal to the number of Shares over which the Bonus Share Award has vested or is exercised (as at the date of vesting or exercise as the case may be).

5   RIGHTS OF VESTING AND EXERCISE ON DEATH

5.1   In the event of the death of the Participant,

5.1.1   any vested Bonus Share Award which was granted as a "nil" cost option may be exercised;

5.1.2   any unvested Bonus Share Award will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the Vesting Period;

and the Bonus Share Award may be exercised at any time during the period of twelve months following the date of death ("the Exercise Period").

5.2 On the vesting or exercise of a Bonus Share Award in accordance with Rule 5.1. or a Bonus Share Award granted in accordance with Rule 5.2, the Committee may determine, in its absolute discretion, that instead of delivering Shares to the Participant's personal representatives, a cash payment shall be made to the Participant's personal representatives of a sum equal to the Market Value of the number of Shares over which the Bonus Share Award has vested or is exercised (as at the date of vesting or exercise as the case may be).

6 GENERAL PROVISIONS ON TERMINATION OF EMPLOYMENT

6.1 For the purpose of this Plan, no person shall be treated as ceasing to hold an office or employment with a Group Member by virtue of which that person is eligible to participate in the Plan until that person ceases to hold any office or employment with any Group Member.

6.2 For the purpose of this Plan, a woman on maternity leave will not cease to hold an office or employment with a Group Member until the earlier of the date on which she notifies her employer of her intention not to return or the date on which she ceases to have statutory or contractual rights to return to work.

7 RESTRICTION ON GRANT AND EXERCISE

No Bonus Share Award may be granted, vested, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with any provisions in the Companies Act or the provisions of the JSE Listings Requirements, as amended from time to time, or the Company's policy in force from time to time, in relation to closed periods in respect of dealings in securities.

8 LAPSE OF AWARDS

8.1 Bonus Share Awards shall lapse upon the occurrence of the earliest of the following events:

8.1.1 for Bonus Share Awards made in the form of a "nil" cost option, the tenth anniversary of the Date of Grant (unless the Grantor specifies any earlier date);

8.1.2 for Bonus Share Awards in the form of an award of Shares subject to restrictions the fifth anniversary of the Date of Grant (unless the Grantor specifies any other date);

8.1.3 for Bonus Share Awards in such other form , the period specified by the Grantor at the Date of Grant under Rule 2.3.4;

8.1.4   the expiry of any of the periods specified in Rules 4.2, 4.3 and 5 (save that if at the time the applicable period under Rules 4.2 or 4.3 expires, time is running under the period in Rule 5, the Bonus Share Award shall not lapse by reason of this Rule 8.1.4 until the expiry of the period specified in Rule 5);

8.1.5   the expiry of any of the periods specified in Rules 9.1, 9.3, 9.4 and 9.5 save where an Bonus Share Award is released in consideration of the grant of a New Bonus Share Award pursuant to Rule 9.6;

8.1.6   subject to Rule 9.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;

8.1.7   the Participant being deprived of the legal or beneficial ownership of the Bonus Share Award by operation of law, or doing or omitting to do anything which causes him to be so deprived or being sequestrated;

8.1.8   the Participant purporting to transfer or dispose of the Bonus Share Award or any rights in respect of it other than as permitted under Rule 2.5; and

8.1.9   the Participant ceasing to hold an office or employment by reason of the dismissal of the Participant for misconduct or giving or being given notice to terminate employment with a Group Member by reason of the dismissal of the Participant for misconduct.

9   CHANGE OF CONTROL, REORGANISATION, WINDING UP AND TAKEOVER

9.1   Subject to Rules 9.3, 9.6 and 9.10 below, if any person (other than a person under the Control of Anglo American) obtains Control of the Company, Bonus Share Awards may vest or be exercised within six months of the time when the person making the offer has obtained Control of the Company and, if applicable, any condition subject to which the offer is made has been satisfied.

9.2   For the purpose of Rule 9.1 a person shall be deemed to have obtained Control of the Company if he and others acting in concert (as defined by section 440A of the Companies Act), with him have together obtained Control of it.

9.3   Subject to Rules 9.6 and 9.10, if any person (other than a person under the Control of Anglo American) becomes bound or entitled to acquire Shares under Section 440K of the Companies Act (dealing with compulsory acquisitions of securities of minorities in affected transactions) and/or under rule 8 of the Securities Regulation Code on Takeovers and Mergers (dealing with the mandatory offer and its terms), a Bonus Share Award may vest or be exercised within a period of four weeks beginning with the date on which that person becomes so bound or entitled.

9.4 Subject to Rule 9.6, if under Section 311 of the Companies Act the Court sanctions a compromise or arrangement, the Participant may then, subject to Rule 9.10, be vested with the Bonus Share Award or, as the case may be, exercise the Bonus Share Award subject to the terms of this Rule 9.4 during a period of one month commencing on the date on which the Court sanctions the compromise or arrangement.

9.5 If notice is duly given of a resolution for the voluntary winding-up of the Company, the Company shall give notice thereof to all Participants to whom an Award has been granted. Subject to Rules 9.6 and 9.10, a Bonus Share Award may then vest or be exercised until the resolution is duly passed or defeated or the meeting concluded or adjourned sine die provided that any such exercise of a Bonus Share Award pursuant to this Rule 9.5 shall be conditional upon the said resolution being duly passed. If such resolution is duly passed all Bonus Share Awards shall, to the extent that they have not vested or been exercised, lapse immediately.

9.6 If a company obtains Control of the Company in accordance with Rule 9.1, or obtains Control of the Company under a compromise or arrangement sanctioned by the Court under Section 311 of the Companies Act, or becomes bound or entitled in accordance with Rule 9.3, any Participant may at any time within the Appropriate Period, by agreement with the relevant company, release any Bonus Share Award which has not lapsed ("the Old Bonus Share Award") in consideration of the grant to him of a Bonus Share Award which is equivalent to the Old Bonus Share Award but relates to shares in a different company (whether the company which has obtained Control of the Company itself or some other company) ("the New Bonus Share Award").

9.7 For the purposes of Rule 9.6 the provisions of the Plan shall be construed as if:

9.7.1 the New Bonus Share Award was an Award granted under the Plan at the same time as the Old Bonus Share Award;

9.7.2 except for the purpose of the definition of "Participating Company" in Rule 1 and the reference to "the Company" in Rule 15.2, the reference to AngloGold Ashanti Limited in the definition of "the Company" in Rule 1 were a reference to the different company mentioned in Rule 9.6;

9.8 Rules 9.1, 9.3 and 9.4 above shall not apply where:

9.8.1 the events form part of a scheme or arrangement whereby Control of the Company is obtained by another company ("the Acquiring Company");

9.8.2 immediately after the Acquiring Company obtains Control, the issued equity share capital of the Acquiring Company is owned substantially by the same persons who were equity shareholders of the Company immediately prior to the Acquiring Company obtaining Control; and

9.8.3 the Acquiring Company has agreed to grant new Awards in accordance with Rule 9.6 in consideration for the release of any Awards which have not lapsed.

9.9 If the Company has been or will be affected by any dividend in specie, super dividend or other transaction which will adversely affect the current or future value of any Bonus Share Awards, the Grantor may, acting fairly, reasonably and objectively, allow all such Bonus Share Awards (but not some only) to vest or be exercised conditionally on such event happening. The Grantor will specify the period of exercise of such Bonus Share Awards in these circumstances. The Grantor will notify any Participant to whom an Award has been granted who is affected by this Rule in accordance with Rule 14.1.

9.10 Where, during the Vesting Period, Rules 9.1, 9.3, 9.4 or 9.5 apply, the proportion of the Bonus Share Award that may vest or be exercised shall be determined by the Grantor in its absolute discretion having regard to the period of time that has elapsed between the Date of Grant of the Bonus Share Award and the date of the relevant corporate event referred to in the relevant Rule above, apportioned on a monthly basis.

9.11 Where one of the corporate events referred to in Rules 9.1, 9.3, 9.4 or 9.5 occurs during a Bonus Period, the Grantor may, in its discretion, determine the extent to which an Eligible Employee to whom it was contemplated an Award might be made in respect of that Bonus Period shall receive a Cash Bonus (if any) in respect of that Bonus Period (having regard to the extent to which any Performance Targets have been meet at the date of the relevant corporate event). In these circumstances, the terms of a Bonus Share Award (if any) to be granted to that Eligible Employee shall be determined by the Grantor in its absolute discretion (including without limitation, the form of, and number of Shares comprised in, such a Bonus Share Award, and the terms of vesting and/or exercise of such a Bonus Share Award).

9.12 In the event that the United Kingdom equivalent of one of the corporate events described in Rules 9.1, 9.3, 9.4, 9.5, 9.6 or 9.9 is contemplated or occurs in relation to Anglo American, the Grantor may, in its discretion, determine that, where the context so permits, this Rule 9 shall be interpreted as if references to "the Company" within this Rule 9 (and within the definition of any defined terms in this Rule 9) were to "Anglo American" and references to any South African legislation or other South African provisions within this Rule 9 (including, for the avoidance of doubt, any terms within this Rule 9 which are defined by reference to any South African legislation or provisions) were to the equivalent United Kingdom legislation or provisions. In the event of any conflict between the South African legislation and provisions referred to in this Rule 9 and their United Kingdom equivalent, the Grantor may, in its discretion, apply the provisions of this Rule 9 in such amended form as is necessary or desirable to give effect to the United Kingdom equivalent legislation or provisions.

10 MANNER OF VESTING AND EXERCISE

10.1   A Bonus Share Award in the form of a "nil" cost option may be exercised in whole or in part.

10.2   A Bonus Share Award may be exercised by the delivery in writing or in electronic format to the Company Secretary (as agent for the Grantor), or his duly appointed agent, of a Bonus Share Award certificate covering at least all the Shares over which the Bonus Share Award is then to be exercised, with the notice of exercise in the prescribed form duly completed and signed by the Participant (or by his duly authorised agent) to the Company (as agent for the Trustees where the Trustees have agreed to satisfy the Bonus Share Award) in respect of the Shares over which the Bonus Share Award is to be exercised, unless the Grantor determines that a different exercise procedure should apply.

10.3   The effective date of exercise shall be the date of delivery of the notice of exercise. For the purposes of this Plan a notice of exercise shall be deemed to be delivered when it is received by the Company.

10.4   In the event that any Tax Liability becomes due on the vesting or exercise of a Bonus Share Award, the Participant will be deemed to have given irrevocable instructions to the Company's brokers (or any other person acceptable to the Company) for the sale of sufficient Shares acquired on the vesting or exercise of the Award to realise an amount equal to the Tax Liability and the payment of that amount to the Relevant Company, unless:

10.4.1 the Relevant Company decides in its absolute discretion to and is able to deduct an amount equal to the whole of the Tax Liability from the Participant's net pay for the relevant pay period; or

10.4.2 the Participant has paid to the Relevant Company an amount equal to the Tax Liability; or

10.4.3 the Grantor determines otherwise.

11   DIVIDENDS

11.1   Participants may (to the extent not already entitled), at the discretion of the Grantor, receive dividends or dividend equivalents in respect of their Bonus Share Awards in such form as the Grantor at its discretion determines including, without limitation, the following:

11.1.1 a discretionary cash payment paid to the Participant, which is equal in value to the dividends (gross or net value at the discretion of the Grantor) which would have been paid on a Bonus Share Award of actual Shares (equivalent to the number of Shares in respect of which the Bonus Share Award vests) during the Vesting Period and treating such dividends as having been re-invested in Shares at the respective payment dates for the purposes of this calculation;

11.1.2 at the time the Bonus Share Award vests, an award of, or the grant of a nil cost option over, such number of Shares as could have been purchased if the dividends (gross or net value at the discretion of the Grantor) which would have been paid on a Bonus Share Award of actual Shares (equivalent to the number of Shares in respect of which the Bonus Share Award vests) had been re-invested in Shares at the respective payment dates of the dividends which were paid during the Vesting Period.

11.2   For the avoidance of doubt, where an option is granted or Shares are awarded under Rule 11.1 above in respect of a Bonus Share Award, the definition of "Bonus Share Award" shall be where appropriate, interpreted in relation to such a Bonus Share Award to include such additional option or Shares.

11.3   For the further avoidance of doubt, any cash or Shares awarded under this Rule 11 shall not count towards the individual limits in Rule 3.

12   TRANSFER OF SHARES

12.1   Subject to Rule 12.3 Shares to be issued or transferred pursuant to the vesting or exercise of a Bonus Share Award shall be allotted or transferred to the Participant (or his nominee) within 30 days following the date of effective exercise or vesting of the Bonus Share Award.

12.2   Subject to Rule 12.3, the Grantor shall procure the transfer of any Shares to be transferred to a Participant (or his nominee) pursuant to the vesting or exercise of a Bonus Share Award within 30 days following the date of effective exercise of the Bonus Share Award.

12.3 The allotment or transfer of any Shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.2 above.

12.4 Shares issued pursuant to the Plan will rank pari passu in all respects with the Shares then in issue, except that they shall not rank for any right attaching to Shares by reference to a record date preceding the date of allotment.

12.5 Without prejudice to Rule 11, if Shares are transferred pursuant to the Plan the Participant shall not be entitled to any rights attaching to Shares by reference to a record date preceding the date of transfer.

12.6 If and so long as the Shares are listed on the JSE, the Company shall apply for listing of any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.

13 ADJUSTMENTS

13.1 The number of Shares over which a Bonus Share Award is granted and the conditions of vesting or exercise (and where a Bonus Share Award has vested or has been exercised but no Shares have been allotted or transferred pursuant to such vesting or exercise, the number of Shares which may be so allotted or transferred) shall be adjusted in such manner as the Grantor shall determine following any capitalisation issue, any offer or invitation made by way of rights, subdivision, consolidation, reduction, other variation in the share capital of the Company or any other exceptional event which in the reasonable opinion of the Grantor justifies such an adjustment.

13.2 The Grantor shall take such steps as it may consider reasonable and necessary to notify Participants of any adjustment made under this Rule 13 and to call in, cancel, endorse, issue or reissue any certificate consequent upon such adjustment.

14 ADMINISTRATION

14.1 Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by electronic means or post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery.

14.2 The Company may distribute to Participants copies of any notice or document normally sent by the Company to the holders of Shares.

14.3 In the case of partial exercise of a Bonus Share Award, the Grantor may in consequence call in, endorse, cancel and reissue, as it considers appropriate, any certificate for the balance of the Shares over which the Bonus Share Award was granted.

14.4 If any certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Grantor may require.

14.5 The Company shall at all times keep available for allotment unissued Shares at least sufficient to satisfy all Bonus Share Awards under which Shares may be subscribed or the Grantor shall procure that sufficient Shares are available for transfer to satisfy all Bonus Share Awards under which Shares may be acquired.

14.6 The Plan shall be administered by the Board. The Board shall have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt such regulations for administering the Plan and such forms of exercise as it may deem necessary or appropriate. Decisions of the Board shall be final and binding on all parties.

14.7 The Board shall appoint a Compliance Officer as required by section 144A of the Companies Act who shall, for and on behalf of the Board, be responsible for the day to day administration of the Plan and compliance by the Company and the Board with the provisions of section 144A of the said Companies Act.

14.8 The costs of introducing and administering the Plan shall be borne by the Participating Companies in such proportions as the Board shall in its discretion decide.

15 ALTERATIONS

15.1 Subject to Rules 15.2 and 15.4, the Board may at any time (but only with the prior consent of the Trustees if there are subsisting Awards which they have agreed to satisfy or which will be affected by the alteration or addition) alter or add to all or any of the provisions of the Plan in any respect.

15.2 Subject to Rule 15.3 no alteration or addition shall be made under Rule 15.1 to:

15.2.1 the persons to whom Awards may be granted under the Plan;

15.2.2 the limitations on the number of Shares which may be issued under the Plan;

15.2.3 the individual limits on participation for each Participant in the Plan;

15.2.4 the amount, if any, payable on grant, vesting or exercise of a Bonus Share Award; the basis for determining any price paid by Participants(if applicable); the period in which any such payments to provide the same, must be made; the procedure to be adopted on termination of employment or retirement of a Participant ;

15.2.5 the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to the Shares and to any options (if appropriate);

15.2.6 the rights of Participants in the event of a variation of the share capital; and

15.2.7 the terms of this Rule 15.2;

without the prior approval by ordinary resolution of the members of the Company in general meeting.

15.3   Rule 15.2 shall not apply to any minor alteration or addition which is to benefit the administration of the Plan or to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for the Company, or any Subsidiary of the Company or any Participant.

15.4   No alteration or addition shall be made under Rule 15.1 which would materially abrogate or adversely affect the subsisting rights of a Participant unless it is made:

15.4.1 with the consent in writing of such number of Participants as hold Bonus Share Awards under the Plan to acquire 75 per cent of the Shares which would be issued or transferred if all Bonus Share Awards granted and subsisting under the Plan were vested or exercised; or

15.4.2 by a resolution at a meeting of Participants passed by not less than 75 per cent of the Participants who attend and vote either in person or by proxy,

and for the purposes of this Rule 15.4 the provisions of the Articles of Association of the Company relating to shareholder meetings shall apply mutatis mutandis.

15.5   Notwithstanding any other provision of the Plan other than Rule 15.1 and 15.2 the Board may, in respect of Awards granted to Eligible Employees who are or who may become subject to taxation outside South Africa on their remuneration amend or add to the provisions of the Plan and the terms of Awards as it considers necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the terms of Awards granted to such Eligible Employees are not overall more favourable than the terms of Awards granted to other Eligible Employees.

15.6   As soon as reasonably practicable after making any alteration or addition under Rule 15.1, the Board shall give written notice thereof to any Participant materially affected thereby.

15.7   No alteration to the Plan under this Rule 15 shall require the consent of any person unless expressly provided in the Rules.

16   LEGAL ENTITLEMENT

16.1   Nothing in the Plan or in any instrument executed pursuant to it will confer on any person any right to continue in employment, nor will it affect the right of the provider of any service relationship to terminate the employment of any person without liability at any time with or without cause, nor will it impose upon the Grantor or any other person any duty or liability whatsoever (whether in contract, delict or otherwise) in connection with:

16.1.1 the lapsing of any Award pursuant to the Plan;

16.1.2 the failure or refusal to exercise any discretion under the Plan; and/or

16.1.3 a Participant ceasing to be a person who has a service relationship for any reason whatsoever.

16.2   Awards shall not (except as may be required by taxation law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.

16.3   Any person who ceases to have the status or relationship of an employee with any Participating Company as a result of the termination of his employment for any reason and however that termination occurs, whether lawfully or otherwise, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or employment or otherwise to any sum, damages or other benefits to compensate that person for the loss of alteration of any rights, benefits or expectations in relation to any Award, the Plan or any instrument executed pursuant to it.

16.4   The benefit of this Rule 16 is given to the Company for itself and as trustee and agent of each Group Member. To the extent that this Rule benefits any company which is not a party to the Plan, the benefit shall be held on trust and as agent by the Company for such company and the Company may, at its discretion, assign the benefit of this Rule 16 to any such company.

17 GENERAL

17.1 The Plan shall endure for an indefinite period until terminated by a resolution of the directors or a resolution of the Company in general meeting, but that termination will not affect or modify any existing rights or obligations of the Participants and the Grantor will continue to administer the Plan for so long as it may be necessary to give affect thereto.

17.2 The Company and any Subsidiary of the Company may provide money to the Trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 38 of the Companies Act.

17.3 The Company may require any Subsidiary to enter into such other agreement or agreements as it shall deem necessary to oblige such Subsidiary to reimburse the Company for any other amounts paid by the Company hereunder, directly or indirectly in respect of such Subsidiary's employees.

17.4 Nothing in the Plan shall be deemed to give any employee of any Participating Company any right to participate in the Plan.

17.5 To the extent that the Company or a share trust established for the purpose of implementing this Plan, acquires or holds Shares for the purpose of this Plan, the voting rights attaching to such Shares shall not be taken into account at any general annual general meetings held by Company for any JSE resolution voting purposes. The voting rights attaching to such Shares shall also not be taken into account for the purposes of determining categorisations as detailed in Section 9 of the JSE Listing Requirements.

17.6 These Rules shall be governed by and construed in accordance with the laws of South Africa, including conflicts of laws.

RULES OF THE
ANGLOGOLD ASHANTI LIMITED
LONG TERM INCENTIVE PLAN 2005

Approved by shareholders of the Company at the

Annual General Meeting held on 29 April 2005

Deloitte.

180 Strand
London WC2R 1BL

Tel: 020 7936 3000

CONTENTS

RULES OF THE ANGLOGOLD ASHANTI LIMITED
LONG TERM INCENTIVE PLAN 2005

PURPOSE OF THE PLAN:

The purpose of the Plan is reward executives and selected senior managers for their contribution to the long-term success of the Company, by achieving performance superior to the Company's competitors and a generation of value for shareholders, through the granting of "conditional" shares..

1 DEFINITIONS AND INTERPRETATION

1.1 In this Plan, the following words and expressions shall have, where the context so admits, the meanings set forth below.

"Anglo American"	Anglo American plc (registered number 03564138);
"Appropriate Period"	The period specified below (provided that if more than one period applies, the relevant period is the last period to expire):
	(i) in a case falling within Rule 9.1, six months starting on the date on which the relevant person obtains Control of the Company;
	(ii) in a case falling within Rule 9.4, six months starting on the date on which the court sanctions the compromise or arrangement; and
	(iii) in a case falling within Rule 9.3, the period during which the relevant person remains so bound or entitled;
"Award"	An Award granted under the terms of the Plan;
"Award Period"	The period starting on the Date of Grant and ending on the Vesting Date;
"Board"	The board of directors for the time being of the Company or a duly authorised Committee thereof;

"Committee"	Either:
	(A) in relation to the grant of Awards to executive directors of the Company, the Remuneration Committee; or
	(B) in relation to the grant of Awards to other employees, such other duly authorised committee of the Board as may be appointed from time to time;
"Closing Price"	The closing price as defined in the JSE Listings Requirements as amended from time to time. This price is currently defined as the price determined by and disseminated by the JSE based firstly on the uncrossing price of the closing auction, or, failing which, the volume weighted average price of the last 10 minutes of trade prior to the closing auction, or failing which, the last automated trade price;
"Company"	AngloGold Ashanti Limited incorporated and registered in South Africa (under registration no 1944/017354/06);
"Compliance Officer"	The compliance officer appointed by the Company in respect of this Plan in accordance with section 144A(2) of the Companies Act;
"Companies Act"	The Companies Act 61 of 1973 as amended, or any law that may replace it wholly or in part from time to time;
"Control"	The meaning given by Section 440A of the Companies Act read with the meaning ascribed thereto in the Securities Regulation Code on Takeovers and Mergers promulgated under GN R290 of 18 January 1991 as well as the Rules from time to time promulgated by the Securities Regulation Panel constituted in terms of section 440B of the Companies Act;
"Date of Grant"	The date on which an Award is granted;

"Dealing Day"	Any day on which the JSE is open for the transaction of business;
"Eligible Employee"	Any person who at the Date of Grant is:

(A) an employee of a Participating Company, who is not a director; or

(B) an executive director of a Participating Company who devotes substantially the whole of his working time to the business of a Participating Company.

"Financial Year"	A financial year of the Company;
"Grant Period"	The period commencing on the second Dealing Day, or such later date at the discretion of the Grantor, which date shall not exceed 42 days after any of the following events:

(A) the day on which the Plan is adopted by the Company;

(B) the day on which the Company makes an announcement of its results for the last preceding Financial Year, half-year or other period;

(C) any day on which the Grantor resolves that circumstances exist which justify the grant of Awards;

(D) any day on which any change to any relevant legislation affecting employees' share schemes is proposed or made;

(E) the date of commencement of an Eligible Employee's employment with a Participating Company provided that the Eligible Employee is not already employed by a Participating Company, but only in respect of that Eligible Employee;

PROVIDED THAT if by reason of any primary or secondary legislation, regulation or government directive or by reason of any agreement to which the Company is or may be a party, the Grantor is restricted from granting Awards under the Plan during the period specified above, the relevant Grant Period shall commence on the second Dealing Day, or such later date at the discretion of the Grantor, which date shall not exceed 42 days, after the restriction is lifted;

"Grantor"

The Committee (acting on behalf of the Company) or the Board or the Trustees acting on the recommendation of, or with the consent of, the Committee, as the case may be;

"Group Member"

A Participating Company or a body corporate which is the Company's holding company or a Subsidiary of the Company's holding company;

"ITASA"

The South African Income Tax Act No. 58 of 1962;

"JSE"

JSE Securities Exchange South Africa or any successor body carrying on the business of a securities exchange;

"Market Value"

In relation to a Share on any day if and so long as the Share is listed on the JSE, its Closing Price for the immediately preceding Dealing Day;

"Participant"

Any Eligible Employee to whom an Award has been granted or (where the context so admits) the personal representative of any such person;

"Participating Company"

(A)　The Company; and

(B)　Any other company which is under the Control of the Company and is a Subsidiary of the Company except one which the Grantor has designated shall not be a Participating Company;

"Plan"	The AngloGold Ashanti Limited Long Term Incentive Plan 2005 in its present form or as from time to time amended in accordance with the provisions hereof;
"Remuneration Committee"	The remuneration committee of the Company acting as an authorised Committee of the Board;
"Retirement"	Retirement on or after the Participant's contractual retirement date;
"Rules"	The rules of the Plan as amended from time to time;
"Salary"	The amount of the Participant's basic annual cash pay, excluding all other cash and non – cash benefits for which such Participant may qualify, payable to him by the Participating Companies as at the Date of Grant;
"Share"	A fully paid ordinary share in the capital of the Company;
"Subsidiary"	The meaning given by section of 1(3) of the Companies Act No. 61 of 1973;
"Tax Liability"	A liability to account for any tax, national insurance, social security or other levy for which the Participant entitled to the Award is liable in respect of an Award by the Company or any Group Member ("the Relevant Company"), whether by reason of grant, vesting, exercise or otherwise and including for the avoidance of doubt, any liability arising after termination of a Participant's employment for whatever reason and which may arise or be incurred in any jurisdiction whatever, and by the law of the same jurisdiction may or shall be recovered from the person entitled to the Award;
"Trustees"	The trustee or trustees for the time being of any employee benefit trust established for the benefit of all or substantially all of the Eligible Employees;

| **"Vesting Date"** | The third anniversary of the Date of Grant or such other later or earlier date as is determined by the Grantor at the Date of Grant. |

1.2 Words and expressions not otherwise defined herein have the same meaning they have in ITASA.

1.3 Where the context so admits or requires words importing the singular shall include the plural and vice versa and words importing the masculine shall include the feminine.

1.4 Reference in the Rules of the Plan to any statutory provisions are to those provisions as amended, extended or re-enacted from time to time, and shall include any regulations made thereunder.

1.5 The headings in the Rules of the Plan are for the sake of convenience only and should be ignored when construing the Rules.

2 GRANT OF AWARDS

2.1 The Grantor may during a Grant Period grant Awards to such Eligible Employees as it may in its absolute discretion determine. The number of Awards to be granted will usually be determinable by dividing the value of the proposed Award to be granted by the Closing Price of the Shares trading on the JSE on the last Dealing Day prior to the Date of Grant. No Award shall be granted to an Eligible Employee which would, at the Date of Grant, result in the Market Value (measured at the relevant Date of Grant) of the Shares over which he has been granted Awards under the Plan in any Financial Year exceeding 200% of Salary.

2.2 The Grantor may at the Date of Grant impose such condition or conditions on the vesting or exercise of the Award as it may determine. Such conditions:

    2.2.1 must be, in the event that the Committee is not the Grantor, agreed by the Committee at the Date of Grant; and

    2.2.2 must not be waived, varied or amended by the Grantor or, in the event that the Committee is not the Grantor, the Committee unless in accordance with the terms of such conditions or the Rules of the Plan, or where events happen which cause the Grantor (or in the event that the Committee is not the Grantor, the Committee), acting fairly and reasonably, to consider that the conditions should be waived or that a varied or amended condition would be appropriate and that the varied or amended condition would not be more or less difficult to satisfy than the condition first imposed.

2.3 The grant of an Award or the delivery of any Shares following its vesting or exercise shall be subject to obtaining any approval or consent required under any applicable laws, regulations or governmental authority and the requirements of the JSE and any other recognised stock exchange on which the Shares are traded.

2.4 As soon as practicable after the grant of an Award, the Grantor shall issue to each Participant a certificate evidencing the Award in such form as the Grantor may from time to time prescribe. Such certificate must state:

2.4.1 the Date of Grant;

2.4.2 the number of Shares over which the Award has been granted to the Participant;

2.4.3 the condition or conditions imposed pursuant to Rule 2.2 on the vesting or exercise of the Award;

2.4.4 the first date on which any part of the Award vests or becomes capable of exercise and any subsequent dates on which any remaining part of the Award vests or becomes capable of exercise;

2.4.5 the date on which the Award will lapse pursuant to Rules 8.1.1, 8.1.2 or 8.1.3 or any earlier date on which the Grantor determines that the Award should lapse;

2.4.6 whether or not the Participant is entitled to receive any dividends which are paid in respect of the Shares subject to the Award during the Award Period or dividend equivalents, or whether or not any such dividends will be re-invested (either gross or net) in further Shares to be subject to the terms applying to the Award; and

2.4.7 the form in which the Award is made in accordance with Rule 2.8.

2.5 No payment by the Participant shall be required on the grant of an Award.

2.6 Subject to the vesting of an Award or the rights of exercise by the Participant's personal representatives pursuant to Rule 5, every Award shall be personal to the Participant to whom it is granted and shall not be transferable or in any way alienable without the prior written agreement of the Grantor and such transfer shall be subject to such conditions as the Grantor may prescribe at that time.

2.7   A Participant may surrender his Award in whole or in part within the period of 30 days immediately following the Date of Grant and if an Award, or any part of an Award, is so surrendered, it shall be deemed for all purposes not to have been granted.

2.8   The Grantor shall determine at the Date of Grant the form in which an Award is made and its full terms. An Award may take the form of any one of the following:

    2.8.1   an option to acquire Shares, exercisable for a nil or nominal consideration;

    2.8.2   an award of Shares, for nil or nominal consideration subject to restrictions;

    2.8.3   a conditional right to receive Shares at no cost to the Participant; and

    2.8.4   such other form which the Grantor considers has a substantially similar purpose or effect.

3   NUMBER OF SHARES IN RESPECT OF WHICH AWARDS MAY BE GRANTED

3.1   The total number of Shares which may be allocated to Eligible Employees under this Plan on any day shall not, when added to the aggregate of the number of Shares which have been allocated to Eligible Employees under the Plan and any other employees' share scheme adopted by the Company, exceed such number as represents 2.75 per cent of the ordinary share capital of the Company in issue immediately prior to that day. The said percentage at the time of submitting this Plan to the JSE for approval equates to [7,273,538] ordinary shares in the share capital of the Company.

3.2   The total number of Shares that may be allocated to any individual Eligible Employee under this Plan & any other employees share plan adopted by the Company on any day shall not, when added to the aggregate of the number of Shares which have been allocated under this Plan to that Eligible Employee, exceed such number as represents 0.1375 percent (being 5 per cent of 2.75 per cent) of the ordinary share capital in issue immediately prior to that day.

3.3   In determining the above limits:

    3.3.1   no account shall be taken of any Shares where the right to acquire such Shares was released or lapsed without being exercised, including pursuant to Rule 2.7 above;

    3.3.2   no account shall be taken of any Shares where the right to acquire such Shares has been or is to be satisfied other than by the issue or allotment of any part of the share capital of the Company.

3.4 For the avoidance of doubt, references in this Rule 3 to the "allocation" of Shares shall mean, in the case of any share option plan, the placing of unissued Shares under option and, in relation to other types of employees' share scheme, shall mean the commitment to issue Shares or the issue and allotment of Shares (whichever is the earlier).

4 RIGHTS OF VESTING AND EXERCISE OF AWARDS

4.1   An Award save as provided in Rules 4.2, 4.3, 5, and 9 below:

    4.1.1   shall not vest or be exercised before the Vesting Date; and

    4.1.2   shall only vest or be capable of exercise to the extent that any conditions imposed under Rule 2.2 have been satisfied or waived.

4.2   Where a Participant ceases to hold office or employment with a Group Member as a result of:

    4.2.1   injury, illness or disability;

    4.2.2   operational requirements dismissal within the meaning of the Labour Relations Act No. 66 of 1995 (or applicable equivalent legislation);

    4.2.3   the company which employs him ceasing to be a Group Member;

    4.2.4   Retirement or early retirement by agreement with the company which employs him; or

    4.2.5   transfer or sale of the undertaking or part undertaking in which he is employed to a person who is not a Group Member;

that Participant may exercise any vested Award which was granted under Rule 2.8.1 at any time during the period of six months following the date of cessation of employment ("the Exercise Period"). Where such cessation occurs during the Award Period, the Participant may if permitted by the Grantor exercise such proportion of the Award during the aforementioned Exercise Period or such proportion of an Award may vest, as shall be determined by the Grantor, in its absolute discretion, having regard to:

    4.2.6   the length of time that the Participant has held the office or employment during the Award Period apportioned on a monthly basis; and

    4.2.7   the extent to which the conditions imposed under Rule 2.2 have been satisfied measured over the period from the Date of Grant to the date of cessation of the Participant's office or employment.

10

Alternatively, the Grantor may in its discretion, determine that the Participant may exercise a proportion of his Award, or a proportion of his Award may vest, at the end of the Award Period, in such proportion as shall be determined by the Grantor in its discretion having regard to the extent to which any conditions imposed under Rule 2.2 have been satisfied or waived and the number of whole months that had elapsed during the Award Period to the date of the cessation of the employment. In these circumstances, any Award granted under Rule 2.8.1 may be exercised within the period of six months following the end of the Award Period.

4.3   A Participant who ceases to hold office or employment with a Group Member by virtue of the participant's termination of services (resignation), may exercise any vested Awards made pursuant to Rule 2.8.1 by no later than the date of cessation. Any Awards which have not vested at the date of such cessation will lapse at that time unless the Grantor, in its discretion, determines otherwise.

4.4   Where a Participant ceases to hold office or employment with a Group Member by reason of termination of services by reason of the dismissal of the Participant for misconduct, all his Awards (whether vested or not) will lapse in accordance with Rule 8.1.9.

4.5   In the event that Awards vest or become exercisable under Rule 4.2.3 and Rule 9, the provisions of Rule 9 shall prevail.

5 RIGHTS OF VESTING AND EXERCISE ON DEATH

5.1   In the event of the death of the Participant,

5.1.1 any vested Award which was granted under Rule 2.8.1 may be exercised;

5.1.2 any unvested Awards will vest in such proportion having due regard to the length of time that the Participant has held the office or employment during the Award Period. Vesting will occur irrespective of the satisfaction of the performance condition;

and the Award may be exercised at any time during the period of twelve months following the date of death ("the Exercise Period")..

5.2   On vesting or exercise of an Award in accordance with Rule 5.1, the Grantor may, in consultation with the Participant, agree that instead of delivering Shares to the Participant, a cash payment shall be made to the Participant of a sum equal to the Market Value of the number of Shares over which the Award has vested or is exercised (as at the date of vesting or exercise as the case may be).

6 GENERAL PROVISIONS ON TERMINATION OF EMPLOYMENT

6.1 For the purpose of this Plan, no person shall be treated as ceasing to hold an office or employment with a Group Member by virtue of which that person is eligible to participate in the Plan until that person ceases to hold any office or employment with any Group Member.

6.2 For the purpose of this Plan, a woman on maternity leave will not cease to hold an office or employment with a Group Member until the earlier of the date on which she notifies her employer of her intention not to return or the date on which she ceases to have statutory or contractual rights to return to work.

7 RESTRICTION ON GRANT AND EXERCISE

No Award may be granted, vested, exercised, released or surrendered at a time when such grant, exercise, release or surrender would not be in accordance with any provisions in the Companies Act or the provisions of the JSE Listings Requirements, as amended from time to time, or the Company's policy in force from time to time, in relation to closed periods in respect of dealings in securities.

8 LAPSE OF AWARDS

8.1 Awards shall lapse upon the occurrence of the earliest of the following events:

8.1.1 for Awards made pursuant to Rule 2.8.1, the tenth anniversary of the Date of Grant (unless the Grantor specifies any earlier date);

8.1.2 for Awards made pursuant to Rule 2.8.2, the fifth anniversary of the Date of Grant (unless the Grantor specifies any other date);

8.1.3 for Awards made pursuant to Rule 2.8.3 or 2.8.4, the period specified by the Grantor at the Date of Grant under Rule 2.4.5;

8.1.4 the expiry of any of the periods specified in Rules 4.2, 4.3 and 5 (save that if at the time the applicable period under Rules 4.2 or 4.3 expires, time is running under the period in Rule 5, the Award shall not lapse by reason of this Rule 8.1.4 until the expiry of the period specified in Rule 5);

8.1.5 the expiry of any of the periods specified in Rules 9.1, 9.3, 9.4 and 9.5 save where an Award is released in consideration of the grant of a New Award pursuant to Rule 9.6;

8.1.6 subject to Rule 9.5, the passing of an effective resolution, or the making of an order by the Court, for the winding-up of the Company;

8.1.7   the Participant being deprived of the legal or beneficial ownership of the Award by operation of law, or doing or omitting to do anything which causes him to be so deprived or being sequestrated;

8.1.8   the Participant purporting to transfer or dispose of the Award or any rights in respect of it other than as permitted under Rule 2.6;

8.1.9   the Participant ceasing to hold an office or employment by reason of the ,dismissal of the Participant for misconduct or giving or being given notice to terminate employment with a Group Member by reason of the ,dismissal of the Participant for misconduct; and

8.1.10   the Participant retires from the Participating Company within twelve months from the Date of Grant.

9 CHANGE OF CONTROL, REORGANISATIONS, WINDING UP AND TAKEOVER

9.1   Subject to Rules 9.3, 9.6 and 9.10 below, if any person (other than a person under the Control of Anglo American) obtains Control of the Company, Awards may vest or be exercised within six months of the time when the person making the offer has obtained Control of the Company and, if applicable, any condition subject to which the offer is made has been satisfied.

9.2   For the purpose of Rule 9.1 a person shall be deemed to have obtained Control of the Company if he or he and others acting in concert (as defined by section 440A of the Companies Act), with him have together obtained Control of it.

9.3 Subject to Rules 9.6 and 9.10, if any person (other than a person under the Control of Anglo American) becomes bound or entitled to acquire Shares under Section 440K of the Companies Act (dealing with compulsory acquisitions of securities of minorities in affected transactions) and/or under rule 8 of the Securities Regulation Code on Takeovers and Mergers (dealing with the mandatory offer and its terms), an Award may vest or be exercised within a period of four weeks beginning with the date on which that person becomes so bound or entitled.

9.4   Subject to Rule 9.6, if under Section 311 of the Companies Act, the Court sanctions a compromise or arrangement, the Participant may then, subject to Rule 9.10, be vested with the Award or, as the case may be, exercise the Award subject to the terms of this Rule 9.4 during a period of one month commencing on the date on which the Court sanctions the compromise or arrangement.

9.5   If notice is duly given of a resolution for the voluntary winding-up of the Company, the Company shall give notice thereof to all Participants. Subject to Rules 9.6 and 9.10, an Award may then vest or be exercised until the resolution is duly passed or defeated or the meeting concluded or adjourned sine die provided that any such exercise of an Award pursuant to this Rule 9.5 shall be conditional upon the said resolution being duly passed. If such resolution is duly passed all Awards shall, to the extent that they have not vested or been exercised, lapse immediately.

9.6   If a company obtains Control of the Company in accordance with Rule 9.1 or obtains Control of the Company under a compromise or arrangement sanctioned by the Court under Section 311 of the Companies Act or becomes bound or entitled in accordance with Rule 9.3, any Participant may at any time within the Appropriate Period, by agreement with the relevant company, release any Award which has not lapsed ("the Old Award") in consideration of the grant to him of an Award which is equivalent to the Old Award but relates to shares in a different company (whether the company which has obtained Control of the Company itself or some other company) ("the New Award").

9.7   For the purposes of Rule 9.6 the provisions of the Plan shall be construed as if:

9.7.1 the New Award was an Award granted under the Plan at the same time as the Old Award;

9.7.2 except for the purpose of the definition of "Participating Company" in Rule 1 and the reference to "the Company" in Rule 15.2, the reference to AngloGold Ashanti Limited in the definition of "the Company" in Rule 1 were a reference to the different company mentioned in Rule 9.6;

9.7.3 subject to Rule 9.7.4 any conditions specified pursuant to Rule 2.2 shall not apply; and

9.7.4 where Rule 9.8 applies, any conditions specified pursuant to Rule 2.2 shall apply in their original form unless the Grantor (or if the Grantor is not the Committee, the Committee) determines in accordance with Rule 2.2.2 that it would be appropriate for such conditions to be varied or waived in full or in part.

9.8 Rules 9.1, 9.3 and 9.4 above shall not apply where:

9.8.1   the events form part of a scheme or arrangement whereby Control of the Company is obtained by another company ("the Acquiring Company");

9.8.2   immediately after the Acquiring Company obtains Control, the issued equity share capital of the Acquiring Company is owned substantially by the same persons who were equity shareholders of the Company immediately prior to the Acquiring Company obtaining Control; and

9.8.3   the Acquiring Company has agreed to grant new Awards in accordance with Rule 9.6 in consideration for the release of any Awards which have not lapsed.

9.9   If the Company has been or will be affected by any dividend in specie, super dividend or other transaction which will adversely affect the current or future value of any Awards, the Grantor may, acting fairly, reasonably and objectively, allow all such Awards (but not some only) to vest or be exercised conditionally on such event happening. The Grantor will specify the period of exercise of such Awards in these circumstances. The Grantor will notify any Participant who is affected by this Rule in accordance with Rule 14.1.

9.10   Where, during the Award Period, Rules 9.1, 9.3, 9.4 or 9.5 apply, the proportion of the Award that may vest or be exercised shall be determined by the Grantor in its absolute discretion having regard to:

9.10.1   the period of time that has elapsed between the Date of Grant of the Award and the date of the relevant corporate event referred to in the relevant Rule above, apportioned on a monthly basis; and

9.10.2   the extent to which the conditions imposed under Rule 2.2 have been satisfied measured over period from the Date of Grant to the date of the relevant corporate event referred to in the relevant Rule above.

9.11   In the event that the United Kingdom equivalent of one of the corporate events described in Rules 9.1, 9.3, 9.4, 9.5, 9.6 or 9.9 is contemplated or occurs in relation to Anglo American, the Grantor may, in its discretion, determine that, where the context so permits, this Rule 9 shall be interpreted as if references to "the Company" within this Rule 9 (and within the definition of any defined terms in this Rule 9) were to "Anglo American" and references to any South African legislation or other South African provisions within this Rule 9 (including, for the avoidance of doubt, any terms within this Rule 9 which are defined by reference to any South African legislation or provisions) were to the equivalent United Kingdom legislation or provisions. In the event of any conflict between the South African legislation and provisions referred to in this Rule 9 and their United Kingdom equivalent, the Grantor may, in its discretion, apply the provisions of this Rule 9 in such amended form as is necessary or desirable to give effect to the United Kingdom equivalent legislation or provisions.

10 MANNER OF VESTING AND EXERCISE

10.1 An Award in the form specified in Rule 2.8.1 may be exercised in whole or in part.

10.2 An Award in the form specified in Rule 2.8.1 may be exercised by the delivery in writing or in electronic format to the Company Secretary (as agent for the Grantor), or his duly appointed agent, of an Award certificate covering at least all the Shares over which the Award is then to be exercised, with the notice of exercise in the prescribed form duly completed and signed by the Participant (or by his duly authorised agent) to the Company (as agent for the Trustees where the Trustees have agreed to satisfy the Award) in respect of the Shares over which the Award is to be exercised, unless the Grantor determines that a different exercise procedure should apply.

10.3 If any conditions must be fulfilled before an Award may vest or be exercised, the delivery of the certificate shall not be treated as effecting the exercise of an Award unless and until the Grantor (or, where the Committee is not the Grantor, the Committee) is satisfied that the conditions have been fulfilled. The Grantor (or, where the Committee is not the Grantor, the Committee) shall state whether the conditions have been fulfilled to its satisfaction as soon as practicable following the expiry of any performance period over which the fulfilment of conditions was to be measured or where a performance period is not relevant within 14 days of receipt of the documentation referred to above.

10.4 The effective date of exercise shall be the later of the date of delivery of the notice of exercise and the date that the Grantor (or, where the Committee is not the Grantor, the Committee) states that the conditions imposed by Rule 2.2 have been fulfilled, if applicable. For the purposes of this Plan a notice of exercise shall be deemed to be delivered when it is received by the Company.

10.5 In the event that any Tax Liability becomes due on the vesting or exercise of an Award, the Participant will be deemed to have given irrevocable instructions to the Company's brokers (or any other person acceptable to the Company) for the sale of sufficient Shares acquired on the vesting or exercise of the Award to realise an amount equal to the Tax Liability and the payment of that amount to the Relevant Company, unless:

10.5.1 the Relevant Company decides in its absolute discretion to and is able to deduct an amount equal to the whole of the Tax Liability from the Participant's net pay for the relevant pay period; or

10.5.2 the Participant has paid to the Relevant Company an amount equal to the Tax Liability; or

10.5.3 the Grantor determines otherwise.

11 DIVIDENDS

11.1 Participants may (to the extent not already entitled), at the discretion of the Grantor, receive dividends or dividend equivalents in respect of their Awards in such form as the Grantor at its discretion determines including, without limitation, the following:

11.1.1 a discretionary cash payment paid to a Participant, which is equal in value to the dividends (either gross or net value at the discretion of the Grantor) which would have been paid on an Award of actual Shares (equivalent to the number of Shares in respect of which the Award vests) during the Award Period and treating such dividends as having been re-invested in Shares at the respective payment dates for the purposes of this calculation;

11.1.2 at the time the Award vests, an award of, or the grant of a nil cost option over, such number of Shares as could have been purchased if the dividends (gross or net value at the discretion of the Grantor) which would have been paid on an award of actual Shares (equivalent to the number of Shares in respect of which the Award vests) had been re-invested in Shares at the respective payment dates of the dividends which were paid during the Award Period.

11.2 For the avoidance of doubt, where an option is granted or Shares are awarded under Rule 11.1 above in respect of an Award, the definition of "Award" shall be where appropriate, interpreted in relation to such an Award to include such additional option or Shares.

11.3 For the further avoidance of doubt, any cash or Shares awarded under this Rule 11 shall not count towards the individual limits in Rule 3.

12 TRANSFER OF SHARES

12.1 Subject to Rule 12.3 Shares to be issued or transferred pursuant to the vesting or exercise of an Award shall be allotted or transferred to the Participant (or his nominee) within 30 days following the date of effective exercise or vesting of the Award.

12.2 Subject to Rule 12.3, the Grantor shall procure the transfer of any Shares to be transferred to a Participant (or his nominee) pursuant to the vesting or exercise of an Award within 30 days following the date of effective exercise of the Award.

12.3 The allotment or transfer of any Shares under the Plan shall be subject to obtaining any such approval or consent as is mentioned in Rule 2.3 above.

12.4 Without prejudice to Rule 5.2, the Grantor, in its discretion, may determine at any time that a Participant who is vested in or who exercises his Award in accordance with Rules 4.2, 4.3 or Rule 5 of this Plan shall receive an amount in cash (rather than Shares) equal to the Market Value of the Shares over which his Awards have vested (as at the date of vesting) or his Awards are exercised (as at the date of exercise).

12.5 Shares issued pursuant to the Plan will rank *pari passu* in all respects with the Shares then in issue, except that they shall not rank for any right attaching to Shares by reference to a record date preceding the date of allotment.

12.6 Without prejudice to Rule 11, if Shares are transferred pursuant to the Plan the Participant shall not be entitled to any rights attaching to Shares by reference to a record date preceding the date of transfer.

12.7 If and so long as the Shares are listed on the JSE, the Company shall apply for listing of any Shares issued pursuant to the Plan as soon as practicable after the allotment thereof.

13 ADJUSTMENTS

13.1 The number of Shares over which an Award is granted and the conditions of vesting or exercise (and where an Award has vested or has been exercised but no Shares have been allotted or transferred pursuant to such vesting or exercise, the number of Shares which may be so allotted or transferred) shall be adjusted in such manner as the Grantor shall determine following any capitalisation issue, any offer or invitation made by way of rights, subdivision, consolidation, reduction, other variation in the share capital of the Company or any other exceptional event which in the reasonable opinion of the Grantor justifies such an adjustment.

13.2 The Grantor shall take such steps as it may consider reasonable and necessary to notify Participants of any adjustment made under this Rule 13 and to call in, cancel, endorse, issue or reissue any certificate consequent upon such adjustment.

14 ADMINISTRATION

14.1 Any notice or other communication under or in connection with the Plan may be given by personal delivery or by sending the same by electronic means or post, in the case of a company to its registered office, and in the case of an individual to his last known address, or, where he is a director or employee of a Group Member, either to his last known address or to the address of the place of business at which he performs the whole or substantially the whole of the duties of his office or employment, and where a notice or other communication is given by post, it shall be deemed to have been received 72 hours after it was put into the post properly addressed and stamped, and if by electronic means, when the sender receives electronic confirmation of delivery.

14.2 The Company may distribute to Participants copies of any notice or document normally sent by the Company to the holders of Shares.

14.3 In the case of partial exercise of an Award, the Grantor may in consequence call in, endorse, cancel and reissue, as it considers appropriate, any certificate for the balance of the Shares over which the Award was granted.

14.4 If any certificate shall be worn out, defaced or lost, it may be replaced on such evidence being provided as the Grantor may require.

14.5 The Company shall at all times keep available for allotment unissued Shares at least sufficient to satisfy all Awards under which Shares may be subscribed or the Grantor shall procure that sufficient Shares are available for transfer to satisfy all Awards under which Shares may be acquired.

14.6 The Plan shall be administered by the Board. The Board shall have full authority, consistent with the Plan, to administer the Plan, including authority to interpret and construe any provision of the Plan and to adopt such regulations for administering the Plan and such forms of exercise as it may deem necessary or appropriate. Decisions of the Board shall be final and binding on all parties.

14.7 The Board shall appoint a Compliance Officer as required by section 144A of the Companies Act who shall, for and on behalf of the Board, be responsible for the day to day administration of the Plan and compliance by the Company and the Board with the provisions of section 144A of the said Companies Act.

14.8 The costs of introducing and administering the Plan shall be borne by the Participating Companies in such proportions as the Board shall in its discretion decide.

15 ALTERATIONS

15.1 Subject to Rules 15.2 and 15.4, the Board may at any time (but only with the prior consent of the Trustees if there are subsisting Awards which they have agreed to satisfy or which will be affected by the alteration or addition) alter or add to all or any of the provisions of the Plan in any respect.

15.2 No alteration or addition shall be made under Rule 15.1 to:

15.2.1 the persons to whom Awards may be granted under the Plan;

15.2.2 the limitations on the number of Shares which may be issued under the Plan;

15.2.3 the individual limits on participation for each Participant in the Plan;

15.2.4 the amount, if any, payable on grant, vesting or exercise of an Award; the basis for determining any price paid by Participants (if applicable); the period in which any such payments must be made; the procedure to be adopted on termination of employment or retirement of a Participant;

15.2.5 the voting, dividend, transfer and other rights, including those arising on a liquidation of the Company, attaching to the Shares and to any options (if appropriate);

15.2.6 the rights of Participants in the event of a variation of the share capital; and

15.2.7 the terms of this Rule 15.2;

without the prior approval by ordinary resolution of the members of the Company in general meeting.

15.3 Rule 15.2 shall not apply to any minor alteration or addition which is to benefit the administration of the Plan or to take account of any change in legislation or to obtain or maintain favourable taxation, exchange control or regulatory treatment for the Company, or any Subsidiary of the Company or any Participant.

15.4 No alteration or addition shall be made under Rule 15.1 which would materially abrogate or adversely affect the subsisting rights of a Participant unless it is made:

15.4.1 with the consent in writing of such number of Participants as hold Awards under the Plan to acquire 75 per cent of the Shares which would be issued or transferred if all Awards granted and subsisting under the Plan were vested or exercised; or

15.4.2 by a resolution at a meeting of Participants passed by not less than 75 per cent of the Participants who attend and vote either in person or by proxy,

and for the purposes of this Rule 15.4 the provisions of the Articles of Association of the Company relating to shareholder meetings shall apply *mutatis mutandis*.

15.5 Notwithstanding any other provision of the Plan other than Rule 15.1 and 15.2 the Board may, in respect of Awards granted to Eligible Employees who are or who may become subject to taxation outside South Africa on their remuneration amend or add to the provisions of the Plan and the terms of Awards as it considers necessary or desirable to take account of or to mitigate or to comply with relevant overseas taxation, securities or exchange control laws provided that the terms of Awards granted to such Eligible Employees are not overall more favourable than the terms of Awards granted to other Eligible Employees.

15.6 As soon as reasonably practicable after making any alteration or addition under Rule 15.1, the Board shall give written notice thereof to any Participant materially affected thereby.

15.7 No alteration to the Plan under this Rule 15 shall require the consent of any person unless expressly provided in the Rules.

16 LEGAL ENTITLEMENT

16.1 Nothing in the Plan or in any instrument executed pursuant to it will confer on any person any right to continue in employment, nor will it affect the right of the provider of any service relationship to terminate the employment of any person without liability at any time with or without cause, nor will it impose upon the Grantor or any other person any duty or liability whatsoever (whether in contract, delict or otherwise) in connection with:

16.1.1 the lapsing of any Award pursuant to the Plan;

16.1.2 the failure or refusal to exercise any discretion under the Plan; and/or

16.1.3 a Participant ceasing to be a person who has a service relationship for any reason whatsoever.

16.2 Awards shall not (except as may be required by taxation law) form part of the emoluments of individuals or count as wages or remuneration for pension or other purposes.

16.3 Any person who ceases to have the status or relationship of an employee with any Participating Company as a result of the termination of his employment for any reason and however that termination occurs, whether lawfully or otherwise, shall not be entitled and shall be deemed irrevocably to have waived any entitlement by way of damages for dismissal or by way of compensation for loss of office or employment or otherwise to any sum, damages or other benefits to compensate that person for the loss of alteration of any rights, benefits or expectations in relation to any Award, the Plan or any instrument executed pursuant to it.

16.4 The benefit of this Rule 16 is given to the Company for itself and as trustee and agent of each Group Member. To the extent that this Rule benefits any company which is not a party to the

Plan, the benefit shall be held on trust and as agent by the Company for such company and the Company may, at its discretion, assign the benefit of this Rule 16 to any such company.

17 GENERAL

17.1 The Plan shall endure for an indefinite period until terminated by a resolution of the directors or a resolution of the Company in general meeting, but that termination will not affect or modify any existing rights or obligations of the Participants and the Grantor will continue to administer the Plan for so long as it may be necessary to give affect thereto.

17.2 The Company and any Subsidiary of the Company may provide money to the Trustees of any trust or any other person to enable them or him to acquire Shares to be held for the purposes of the Plan, or enter into any guarantee or indemnity for those purposes, to the extent permitted by Section 38 of the Companies Act.

17.3 The Company may require any Subsidiary to enter into such other agreement or agreements as it shall deem necessary to oblige such Subsidiary to reimburse the Company for any other amounts paid by the Company hereunder, directly or indirectly in respect of such Subsidiary's employees.

17.4 Nothing in the Plan shall be deemed to give any employee of any Participating Company any right to participate in the Plan.

17.5 To the extent that the Company or a share trust established for the purpose of implementing this Plan, acquires or holds Shares for the purpose of this Plan, the voting rights attaching to such Shares shall not be taken into account at any general/ annual general meetings held by Company for any JSE resolution voting purposes. The voting rights attaching to such Shares shall also not be taken into account for the purposes of determining categorisations as detailed in Section 9 of the JSE Listing Requirements.

17.6 These Rules shall be governed by and construed in accordance with the laws of South Africa, including conflicts of laws.

EXHIBIT 19.4.3

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD ASHANTI LIMITED

and

SRINIVASAN VENKATAKRISHNAN

This agreement is made on 23 MAY 2006 between

(1)   AngloGold Ashanti Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)   ROBERTO CARVALHO SILVA of CONJUNTO RESIDENCIAL JARDIM EUROPA, CASA 124, RODIVA MG-30 NOVA LIMA/BELA HORIZONTE, NO. 2260, 34000-000 – NOVA LIMA – MG, BRAZIL (hereinafter referred to as "the Executive").

This agreement records the terms on which the Executive is employed by the Company.

1   <u>INTERPRETATION</u>

1.1   In this agreement (and any schedules to it):

1.1.1   "**Board**" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2   "**Change of Control**" shall have occurred if:

1.1.2.1   the Company becomes a subsidiary of another company; or

1.1.2.2 all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company.

1.1.3 "**Employment**" means the employment governed by this agreement;

1.1.4 **"Termination Date**" means the date on which the Employment is terminated.

1.2 References to any statutory provisions include any modifications or re-enactment of those provisions.

2 TERMS OF EMPLOYMENT

2.1 Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 May 2005.

2.2 Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than six calendar months' notice, in writing, to the other.

2.3 Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the month in which the Executive reaches the age of sixty (60).

3 DUTIES OF THE EXECUTIVE

3.1   The Executive will serve as Chief Operating Officer and in any other executive capacity as the Board and the Executive may agree from time to time.

3.2   The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3   The Executive will –

3.3.1   devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2   properly perform his duties and exercise his powers;

3.3.3   accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4   comply with all rules and regulations issued by the Company;

3.3.5   obey the directions of the Board; and

3.3.6   use his best endeavors to promote the interests and reputation of the Company.

3.4   The Executive accepts that –

3.4.1   he will be required to perform duties for AngloGold Ashanti Limited. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2   the Company may appoint any other person to act jointly with him.

3.5   The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of the Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6   During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.1   The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.2   The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.3   The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4   **INTERESTS OF THE EXECUTIVE**

4.1   The Executive will disclose promptly in writing to the Board, in accordance with Company policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Company, except his interests in any Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2   During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Company (except as a representative of the Company or with the written consent of the Board).

4.3   The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4   The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the quarterly and year end financial results of the Company, representing a thirty period immediately preceding the date of publication of the financial results.

4.5   The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within AngloGold Ashanti Limited, that is likely to have a material effect on the price or value of AngloGold Ashanti's shares.

5   **MOBILITY**

The Company has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6 **BASIC EMPLOYMENT COST ("BEC")**

6.1 The Executive's BEC is R$ One Million, One Hundred and Twelve Thousand (R1,112,000.00) per annum. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any AngloGold Ashanti Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC will take effect from 1 January of the next year.

6.2 **Pension**

The Executive will continue to be a member of the AngloGold Ashanti Pension Fund, subject to the Fund's rules from time to time.

6.3 **Leave**

6.3.1 The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.3.2 Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.3.3 Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause 10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.3.4   If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.4   **Deductions**

The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as Medical Aid and the like, as these apply.

6.5   **Death and Accident Insurance**

The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants) with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of AngloGold Ashanti Pension Fund.

6.6   **Security Card**

The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.7   **Rules and Regulations**

6.7.1   The Executive will be subject to the Company's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.7.2   The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7   **EXPENSES**

The Company will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8 **CONFIDENTIALITY**

8.1   Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2   In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other companies and other persons, including joint ventures in which the Company has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3   The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company.

8.4   The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1   may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2   the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5   The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company other than in the proper performance of his duties.

8.6   The Company may at any time during the employment require the Executive to deliver to it immediately all documents (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9   **COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS**

9.1   The Executive will not make copies of any computer files belonging to the Company or their service providers and will not introduce any of his own computer files into any computer used by the Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2   The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3   Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4   The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5   All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6   The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7   For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10   **TERMINATION AND SUSPENSION**

10.1   Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with any company at the Company's request.

10.2   The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3   The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself (whether in connection with the employment or not) in a way which is harmful to the Company or any other company in which it has an interest, including any joint venture; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or

has a receiving order made against him or makes any general
composition with his creditors or takes advantage of any statute
affording relief for insolvent debtors; or becomes disqualified from
being a director of a company.

10.4   The Company may suspend the Executive from the employment on
full salary at any time, for a reasonable period, to investigate any
matter in which the Executive is implicated or involved, whether
directly or indirectly.

10.5   During all or any part of a period of notice whether given by the
Company or the Executive or during any period of suspension, the
Company may, in its absolute discretion, require the Executive either
not to attend his place of work, and/or not undertake any work. During
such period, the following conditions shall apply:

(a)   the Executive shall continue to be entitled to receive his
contractual remuneration and other benefits;

(b)   the Executive's duties of fidelity, mutual trust and
confidence, confidentiality and obligations under this
agreement shall continue to apply;

(c)   the Executive shall not undertake any other work or
other business activities, except with the prior consent
of the Company;

(d)   the Executive shall remain available or be contactable
during normal business hours to provide such

assistance to the Company as it shall reasonably require from time to time.

10.6   When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company.

11   **CHANGE OF CONTROL**

11.1   Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the Company shall within one (1) month of the termination or resignation, pay the Executive a sum equal to –

(i)   payment of salary and benefits in lieu of his notice period;

(ii)   12 months' gross earnings (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)   the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2   Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3   The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4   The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon the Executive entering into such agreement or agreements under seal as the Company may reasonably require (including a compromise agreement) whereby the Executive -

11.4.1   accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the Company arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company; and

11.4.2   undertakes to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.3   resigns with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him at the instance of the Company.

12 RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT

12.1 The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2 Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company (except to the extent agreed).

12.3 Any benefit given or deemed to be given by the Executive to any company under the terms of clause 12.1 is received and held in trust by the Company. The Executive will enter into similar restrictive covenants directly if asked to do so by the Company.

12.4 The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the Executive in any capacity and for

whom or with whom the Executive intends to work during the relevant
period.

13   **RETURN OF COMPANY PROPERTY**

13.1   At any time during the employment (at the request of the Company) or
when the employment terminates, the Executive will immediately
return to the Company:

13.1.1   all documents and other materials (whether originals or copies)
made or compiled by or delivered to the Executive during the
employment and concerning the Company and all other
companies, including joint ventures. The Executive will not
retain any copies of any materials or other information; and

13.1.2   all other property belonging or relating to the Company or any
other company, including joint ventures, which is in the
possession or under the control of the Executive.

14   **<u>DIRECTORSHIPS</u>**

14.1   The Executive's office as a director of the Company or any other company, including joint ventures, is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2   The Executive must resign from any office held in any company, including a joint venture, if he is asked to do so by the Company.

14.3   If the Executive does not resign as an officer, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4   The termination of any directorship or other office held by the Executive will not terminate the Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5   During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any company.

14.6   The Executive must not resign his office as a director of any company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15   **OFFERS ON LIQUIDATION**

15.1   The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1   the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2   the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16   **NOTICES**

16.1   Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2   Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17   **STATUTORY PARTICULARS**

This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18   **MISCELLANEOUS**

18.1   This agreement may only be modified by the written agreement of the parties.

18.2   The Executive cannot assign this agreement to anyone else.

18.3   References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4   This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5 Neither party's rights or powers under this agreement will be affected if:

18.5.1 one party delays in enforcing any provisions of this agreement; or

18.5.2 one party grants time to the other party.

18.6 If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7 The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8 This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at __Johannesburg____ on this the __23__ day of_May_____ 2005

in the presence of the undersigned witnesses :

AS WITNESSES: ___/s/ R M Godsell_____

                                                             For and on behalf of the COMPANY

1.   _/s/ M Taylor_____

2.   _/s/ T Cotterell_____

SIGNED at   Johannesburg_____ on this the__24__ day of ___May_____ 2005

in the presence of the undersigned witnesses :

AS WITNESSES: __/s/ R Carvalho Silva_____

EXECUTIVE

1.   __/s/ N W Unwin____

2.   __/s/ C Rossouw_____

EXHIBIT 19.4.4

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD ASHANTI LIMITED

and

SRINIVASAN VENKATAKRISHNAN

This agreement is made on 23 MAY 2006 between

(1)   AngloGold Ashanti Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)   NEVILLE FRANCIS NICOLAU of 9A RONMAR ROAD, MORNINGSIDE 2057 (hereinafter referred to as "the Executive").

This agreement records the terms on which the Executive is employed by the Company.

1   **INTERPRETATION**

1.1   In this agreement (and any schedules to it):

1.1.1   "**Board**" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2   "**Change of Control**" shall have occurred if:

1.1.2.1   the Company becomes a subsidiary of another company; or

1.1.2.2   all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company.

1.1.3   "**Employment**" means the employment governed by this agreement;

1.1.4   **"Termination Date**" means the date on which the Employment is terminated.

1.2   References to any statutory provisions include any modifications or re-enactment of those provisions.

2   TERMS OF EMPLOYMENT

2.1   Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 May 2005.

2.2   Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than nine calendar months' notice, in writing, to the other.

2.3   Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the month in which the Executive reaches the age of sixty (60).

3   DUTIES OF THE EXECUTIVE

3.1   The Executive will serve as Chief Operating Officer and in any other executive capacity as the Board and the Executive may agree from time to time.

3.2   The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3   The Executive will –

3.3.1   devote sufficient time, attention and skill to the employment to

                     perform his duties;

3.3.2   properly perform his duties and exercise his powers;

3.3.3   accept any offices or directorships as reasonably required by

                     the Board after consultation with the Executive;

3.3.4   comply with all rules and regulations issued by the Company;

3.3.5   obey the directions of the Board; and

3.3.6   use his best endeavors to promote the interests and reputation

                     of the Company.

3.4   The Executive accepts that –

3.4.1   he will be required to perform duties for AngloGold Ashanti

                     Limited. The Company will remain responsible for the

                     payments and benefits he is entitled to receive under this

                     agreement;

3.4.2   the Company may appoint any other person to act jointly with

                     him.

3.5   The Executive will keep the Board fully informed of his conduct of the

           business, finances or affairs of the Company or business for which he is responsible, in a prompt and timely manner. He will provide information to the Board in writing if requested.

3.6   During the employment, the Executive will be required annually at the Company's expense to undergo medical examinations.

3.6.1   The timing of such examinations will be determined by notification from the Company's senior medical executive, as there are specific requirements to be met by both the Executive and the specialists who undertake the medical examination.

3.6.2   The Executive will receive due notice of when his medical should be undertaken and is asked to read the instructions carefully at that time, as the Company will not bear the costs of any examination not covered by the instruction that will be set out in the notification.

3.6.3   The results of the examination will only be disclosed to the Company's senior medical executive, with the Executive's express permission, and the Executive will make his wishes in this regard very clear to the physician.

4   **INTERESTS OF THE EXECUTIVE**

4.1   The Executive will disclose promptly in writing to the Board, in accordance with Company policy, all his material interests (for example, shareholdings of 1% or more of the issued share capital of any company listed on a stock exchange or directorships) and those of a commercial or business nature where any conflict could arise in relation to the Company, except his interests in any Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2   During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Company (except as a representative of the Company or with the written consent of the Board).

4.3   The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4   The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the quarterly and year end financial results of the Company, representing a thirty period immediately preceding the date of publication of the financial results.

4.5   The Executive also agrees to comply with the provisions of the Insider Trading Act, 135 of 1998, and to refrain from dealing in shares of the Company at any time that he might be in possession (whether directly or indirectly) of any information pertinent to the affairs of the Company or any company within AngloGold Ashanti Limited, that is likely to have a material effect on the price or value of AngloGold Ashanti's shares.

5   **MOBILITY**

The Company has operations in various parts of South Africa and abroad. The Executive may be required and the Company reserves the right, after consultation with the Executive, to relocate the Executive from his current place of employment to these operations. During the employment the Executive will be required to relocate if requested to do so, unless he has reasonable grounds for refusing the request.

6   **BASIC EMPLOYMENT COST ("BEC")**

6.1   The Executive's BEC is Two Million, Four Hundred housand Rand (R2,400,000.00) per annum. The Executive's BEC is inclusive of director's fees and any remuneration or benefits received from any AngloGold Ashanti Company. The Executive's salary will be paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC will take effect from 1 January of the next year.

6.2   **Pension**

The Executive will continue to be a member of the AngloGold Ashanti Pension Fund, subject to the Fund's rules from time to time.

6.3   **Medical Aid**

6.3.1   The Executive will remain a member of the Discovery Health Medical Scheme, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.3.2   The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.4   **Leave**

6.4.1   The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.4.2   Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.4.3   Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause 10, salary payable and benefits provided to the

Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.4.4   If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.5   **Deductions**

The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as Medical Aid and the like, as these apply.

6.6   **Death and Accident Insurance**

The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants) with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment. Benefits payable upon death by natural causes will be governed by the rules of AngloGold Ashanti Pension Fund.

6.7   **Security Card**

The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.8   **Rules and Regulations**

6.8.1   The Executive will be subject to the Company's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.8.2   The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7 **EXPENSES**

The Company will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8 **CONFIDENTIALITY**

8.1 Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2 In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other companies and other persons, including joint ventures in which the Company has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3   The Executive shall not at any time during the continuance of his employment with the Company make any copy, record, notes or memoranda (whether or not recorded in writing or on computer disk or tape) relating to any matter within the scope of the Company's business, dealings or affairs otherwise than for the benefit of the Company.

8.4   The obligations contained in clause 8.1 shall cease to apply to any information or knowledge which:

8.4.1   may subsequently come into the public domain after the termination of the employment other than by way of unauthorised disclosure; or

8.4.2   the Executive is entitled to disclose under the Protected Disclosures Act, 26 of 2000, provided the Executive has first fully complied with the Company's applicable procedures relating to such external disclosures.

8.5   The Executive shall not make or communicate any statement (whether written or oral) to any representative of the press, television, radio, or other media and shall not write any article for the press or otherwise for publication on any matter connected with or relating to the business of the Company other than in the proper performance of his duties.

8.6   The Company may at any time during the employment require the Executive to deliver to it immediately all documents (including all records, notes, original documents, extracts and summaries thereof), disks and other information storing medium relating to the business or affairs of the Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9 **COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS**

9.1 The Executive will not make copies of any computer files belonging to the Company or their service providers and will not introduce any of his own computer files into any computer used by the Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2 The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3 Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4 The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5 All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6   The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7   For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10   TERMINATION AND SUSPENSION

10.1   Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with any company at the Company's request.

10.2   The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3   The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself (whether in connection with the employment or not) in a way which is harmful to the Company or any other company in which it has an interest, including any joint venture; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4   The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5   During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)   the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)   the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)   the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)   the Executive shall remain available or be contactable during normal business hours to provide such assistance to the Company as it shall reasonably require from time to time.

10.6   When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company.

11   **CHANGE OF CONTROL**

11.1   Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the Company within twelve (12) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the Company shall within one (1) month of the termination or resignation, pay the Executive a sum equal to –

(i)   payment of salary and benefits in lieu of his notice period;

(ii)   12 months' gross earnings (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

(iii)   the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2   Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3   The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4   The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon the Executive entering into such agreement or agreements under seal as the Company may reasonably require (including a compromise agreement) whereby the Executive -

11.4.1   accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the Company arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company; and

11.4.2 undertakes to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.3 resigns with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him at the instance of the Company.

12 **RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT**

12.1 The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2 Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company (except to the extent agreed).

12.3   Any benefit given or deemed to be given by the Executive to any company under the terms of clause 12.1 is received and held in trust by the Company. The Executive will enter into similar restrictive covenants directly if asked to do so by the Company.

12.4   The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13   **RETURN OF COMPANY PROPERTY**

13.1   At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1   all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning the Company and all other companies, including joint ventures. The Executive will not retain any copies of any materials or other information; and

13.1.2   all other property belonging or relating to the Company or any other company, including joint ventures, which is in the possession or under the control of the Executive.

14 <u>**DIRECTORSHIPS**</u>

14.1   The Executive's office as a director of the Company or any other company, including joint ventures, is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2   The Executive must resign from any office held in any company, including a joint venture, if he is asked to do so by the Company.

14.3   If the Executive does not resign as an officer, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4   The termination of any directorship or other office held by the Executive will not terminate the Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5   During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any company.

14.6   The Executive must not resign his office as a director of any company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15   OFFERS ON LIQUIDATION

15.1   The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1   the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2   the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16   NOTICES

16.1   Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2   Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17   **STATUTORY PARTICULARS**

This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18   **MISCELLANEOUS**

18.1   This agreement may only be modified by the written agreement of the parties.

18.2   The Executive cannot assign this agreement to anyone else.

18.3   References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4   This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5   Neither party's rights or powers under this agreement will be affected if:

18.5.1   one party delays in enforcing any provisions of this agreement; or

18.5.2   one party grants time to the other party.

18.6   If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7   The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8   This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at __Johannesburg___ on this the __23__ day of _May_____ 2005

in the presence of the undersigned witnesses :

AS WITNESSES: ___/s/ R M Godsell_____

                                                    For and on behalf of the COMPANY

1.   _/s/ C Rossouw_____

2.   _/s/ K H Williams_____

SIGNED at _Johannesburg_____ on this the___23 day of ___May_____ 2005

in the presence of the undersigned witnesses :

AS WITNESSES: ___/s/   _____N F Nicolau_____

EXECUTIVE

1.   __/s/ A Abegg_____

2.   __/s/ L Roets_____

EXHIBIT 19.4.5

CONTRACT OF EMPLOYMENT

entered into between :

ANGLOGOLD ASHANTI LIMITED

and

SRINIVASAN VENKATAKRISHNAN

This agreement is made on 16ᵗʰ March 2006 between

(1)   AngloGold Ashanti Limited, a company registered in South Africa according to the company laws of South Africa, and whose registered office is at 11 DIAGONAL STREET, JOHANNESBURG 2001 ("hereinafter referred to as "the Company"); and

(2)   SRINIVASAN VENKATAKRISHNAN of NO. 3 FIRST AVENUE, HOUGHTON ESTATE, JOHANNESBURG (hereinafter referred to as "the Executive").

This agreement records the terms on which the Executive is employed by the Company.

1   **INTERPRETATION**

1.1   In this agreement (and any schedules to it):

1.1.1   "**Board**" means the board of directors of the Company from time to time or any person or committee nominated by the board of directors as its representative for the purposes of this agreement;

1.1.2   "**Change of Control**" shall have occurred if:

1.1.2.1   the Company becomes a subsidiary of another company; or

1.1.2.2   all or substantially all of the business, assets and undertakings of the Company become owned by any person, firm or company.

1.1.3   "**Employment**" means the employment governed by this agreement;

1.1.4   "**Termination Date**" means the date on which the Employment is terminated.

1.2   References to any statutory provisions include any modifications or re-enactment of those provisions.

2   TERMS OF EMPLOYMENT

2.1   Notwithstanding the date of signature hereof, employment under this agreement commenced on 1 August 2005.

2.2   Subject to clause 10 (Termination and Suspension) the employment will continue until terminated by either party giving not less than nine calendar months' notice, in writing, to the other.

2.3   Notwithstanding the other provisions of this agreement, the employment will automatically terminate on the last day of the month in which the Executive reaches the age of sixty (60).

3   DUTIES OF THE EXECUTIVE

3.1   The Executive will serve as Chief Financial Officer and in any other executive capacity as the Board and the Executive may agree from time to time.

3.2   The Executive will work such hours as are reasonably necessary to perform his duties under this contract to the satisfaction of the Board.

3.3   The Executive will –

3.3.1   devote sufficient time, attention and skill to the employment to perform his duties;

3.3.2   properly perform his duties and exercise his powers;

3.3.3   accept any offices or directorships as reasonably required by the Board after consultation with the Executive;

3.3.4   comply with all rules and regulations issued by the Company;

3.3.5   obey the directions of the Board; and

3.3.6   use his best endeavors to promote the interests and reputation of the Company.

3.4   The Executive accepts that –

3.4.1   he will be required to perform duties for AngloGold Ashanti Limited. The Company will remain responsible for the payments and benefits he is entitled to receive under this agreement;

3.4.2   the Company may appoint any other person to act jointly with him.

3.5   The Executive will keep the Board fully informed of his conduct of the business, finances or affairs of the Company or business for which he

is responsible, in a prompt and timely manner. He will provide
information to the Board in writing if requested.

3.6   During the employment, the Executive will be required annually at the
Company's expense to undergo medical examinations.

3.6.1   The timing of such examinations will be determined by
notification from the Company's senior medical executive, as
there are specific requirements to be met by both the
Executive and the specialists who undertake the medical
examination.

3.6.2   The Executive will receive due notice of when his medical
should be undertaken and is asked to read the instructions
carefully at that time, as the Company will not bear the costs of
any examination not covered by the instruction that will be set
out in the notification.

3.6.3   The results of the examination will only be disclosed to the
Company's senior medical executive, with the Executive's
express permission, and the Executive will make his wishes in
this regard very clear to the physician.

4   **INTERESTS OF THE EXECUTIVE**

4.1   The Executive will disclose promptly in writing to the Board, in
accordance with Company policy, all his material interests (for
example, shareholdings of 1% or more of the issued share capital of
any company listed on a stock exchange or directorships) and those

of a commercial or business nature where any conflict could arise in relation to the Company, except his interests in any Company which he takes on or holds at the request of the Board. The Executive will not accept any directorships or offices without the prior written consent of the Board.

4.2   During the employment, the Executive will not be directly or indirectly engaged or concerned in the conduct of any activity which is similar to or competes with any activity carried on by any Company (except as a representative of the Company or with the written consent of the Board).

4.3   The Executive will (and will procure that his wife and dependent children) comply with any applicable legislation and regulations issued by the Johannesburg Securities Exchange relating to securities transactions by directors of listed companies, and any rules or policies issued by the Company from time to time in relation to the holding or trading of securities.

4.4   The Executive acknowledges that because of the services to be provided under this Agreement, he is likely to come into possession of unpublished price-sensitive information in relation to a listed company. The Executive agrees, for the duration of this Agreement, not to deal in the shares of the Company (including dealings in warrants and exercising options over shares) during closed periods. These periods are published by the Company Secretary's office in writing and coincide with the imminent publication of the quarterly and year end financial results of the Company, representing a thirty period

immediately preceding the date of publication of the financial results.

4.5   The Executive also agrees to comply with the provisions of the Insider

Trading Act, 135 of 1998, and to refrain from dealing in shares of the

Company at any time that he might be in possession (whether directly

or indirectly) of any information pertinent to the affairs of the Company

or any company within AngloGold Ashanti Limited, that is likely to

have a material effect on the price or value of AngloGold Ashanti's

shares.

5   **MOBILITY**

The Company has operations in various parts of South Africa and

abroad. The Executive may be required and the Company reserves

the right, after consultation with the Executive, to relocate the

Executive from his current place of employment to these operations.

During the employment the Executive will be required to relocate if

requested to do so, unless he has reasonable grounds for refusing the

request.

6   **BASIC EMPLOYMENT COST ("BEC")**

6.1   The Executive's BEC is Three Million, One Hundred and Fifty

Thousand Rand (R3,150,00.00) per annum. The Executive's BEC is

inclusive of director's fees and any remuneration or benefits received

from any AngloGold Ashanti Company. The Executive's salary will be

paid monthly in arrears by bank transfer during the last working week of each month. A review will usually take place at the year end and any revised BEC will take effect from 1 January of the next year.

6.2   **Pension**

The Executive is responsible for his own retirement funding. The Company contributes an amount of 17,5% of his BEC towards this funding.

6.3   **Medical Aid**

6.3.1   The Executive will remain a member of the BUPA Medical Insurance, and receive benefits subject to the rules of the scheme and the contribution levels applicable from time to time.

6.3.2   The onus is on the Executive to notify the Company of any change in status relevant to the Executive's medical aid membership.

6.4   **Leave**

6.4.1   The Executive will be entitled to vacation leave and his entitlement will be thirty (30) working days per annum.

6.4.2   Vacation and sick leave are governed by the Company's leave regulations, as amended from time to time.

6.4.3   Without prejudice to the Company's right to terminate the employment at any time in accordance with clause 2 or clause 10, salary payable and benefits provided to the Executive under this agreement may cease if the Board so decides after twenty-six (26) consecutive weeks of absence from work by the Executive in any period of twelve (12) months due to illness or injury.

6.4.4 If the Executive is absent from work due to sickness or injury which is caused by the fault of another person and, as a consequence, recovers from that person or another person any sum representing compensation for loss of salary under this agreement, the Executive will repay to the Company any money it has paid to him as salary in respect of the same period of absence, but such repayment shall not exceed the amount he has recovered. The provision of any other benefits will be in accordance with Company policy as amended from time to time.

6.5 **Deductions**

The Company will deduct from any payment due to the Executive those statutory deductions required by law, such as PAYE. In addition, employee specific deductions will be made for Pension Fund and other conditions of service such as Medical Aid and the like, as these apply.

6.6 **Death and Accident Insurance**

The Executive will have the benefit of the Company's insurance policies providing employees (but not their dependants) with twenty-four (24) hour cover against permanent disability and death arising from accidents, whether or not these are sustained in the course of employment.

6.7 **Security Card**

The Executive has been issued with a security card that, in the interests of effective security control, should be produced on request and may not be loaned to any other individual. Upon termination of the employment, the security card must be returned to the Payroll Section.

6.8 **Rules and Regulations**

6.8.1 The Executive will be subject to the Company's rules and procedures now in existence, and those that may be introduced in the future and to all common law and any statutory provisions that may be applicable.

6.8.2 The Company's rules, policies and procedures on employment related matters, will change from time to time to address new circumstances. The Executive will be expected to comply with all rules, policies and procedures and to all common law and any statutory provisions that are in force.

7   **EXPENSES**

The Company will procure the refund to the Executive of all reasonable expenses properly incurred by him in performing his duties under this agreement. This will include expenses relating to entertainment, subsistence and travelling. The Company will require the Executive to produce official receipts or other available documents as proof that he has incurred any expenses he claims.

8   **CONFIDENTIALITY**

8.1   Without prejudice to the common law duties which he owes to the Company, the Executive agrees that he will not, except in the proper performance of his duties, use or disclose to any person any of the Company's trade secrets or confidential information. This restriction will continue to apply after the termination of the employment without limit in time.

8.2   In the course of the employment, the Executive may obtain trade secrets and confidential information belonging or relating to other companies and other persons, including joint ventures in which the Company has an interest. He will treat such information as if it falls within the terms of clause 8.1, and clause 8.1 will apply with any necessary amendments to such information. If requested to do so by the Company, the Executive will enter into an agreement with other companies and any other persons, including joint ventures, in the same terms as clause 8.1 with any amendments necessary to give effect to this provision.

8.3   The Executive shall not at any time during the continuance of his
        employment with the Company make any copy, record, notes or
        memoranda (whether or not recorded in writing or on computer disk or
        tape) relating to any matter within the scope of the Company's
        business, dealings or affairs otherwise than for the benefit of the
        Company.

8.4   The obligations contained in clause 8.1 shall cease to apply to any
        information or knowledge which:

8.4.1   may subsequently come into the public domain after the
            termination of the employment other than by way of
            unauthorised disclosure; or

8.4.2   the Executive is entitled to disclose under the Protected
            Disclosures Act, 26 of 2000, provided the Executive has first
            fully complied with the Company's applicable procedures
            relating to such external disclosures.

8.5   The Executive shall not make or communicate any statement (whether
        written or oral) to any representative of the press, television, radio, or
        other media and shall not write any article for the press or otherwise
        for publication on any matter connected with or relating to the
        business of the Company other than in the proper performance of his
        duties.

8.6   The Company may at any time during the employment require the
        Executive to deliver to it immediately all documents (including all
        records, notes, original documents, extracts and summaries thereof),

disks and other information storing medium relating to the business or affairs of the Company which he obtained or made whilst an employee of the Company. This obligation shall include all copies and reproductions of the same, however made.

9   **COMPUTER SAFETY, COPYRIGHT, INVENTIONS AND PATENTS**

9.1   The Executive will not make copies of any computer files belonging to the Company or their service providers and will not introduce any of his own computer files into any computer used by the Company in breach of any Company policy, unless he has obtained the consent of the Board.

9.2   The Executive acknowledges that the Company will become the owner of the intellectual property rights in any work which is eligible for intellectual property rights and which is created by him in the course and scope of providing services in terms of his employment.

9.3   Insofar as it may be necessary, the Executive will cede and assign to the Company concerned all intellectual property rights in any work created or executed by him in the course and scope of his employment.

9.4   The Executive undertakes not to exercise any residuary rights in respect of any work created or executed by him in the course and scope of his employment.

9.5   All work created or executed by the Executive in any fields in which he performs services will, unless he establishes to the contrary, be deemed to have been created or executed by him in the course and scope of his employment.

9.6 The Executive undertakes to assist to the best of his ability with any application which the Company may see fit to make for any form of intellectual property protection, whether in the form of a foreign or South African patent or design right or otherwise, in respect of any concept, idea, process, method or technique which may be discovered by the Executive in the course of performing services in terms of his employment.

9.7 For the purposes of this agreement, the term "intellectual property rights" shall include, but shall not be limited to, copyright and patent and design rights.

10 TERMINATION AND SUSPENSION

10.1 Written notice given by either party, for any reason, to terminate the Executive's employment under this agreement will also be deemed to be notice given to terminate the Executive's employment under any other contract of service or contract of employment concluded with any company at the Company's request.

10.2 The Company may terminate the employment immediately by written notice if the Executive does not perform the duties of the employment for a period of twenty-six (26) weeks (whether or not consecutive) in any period of twelve (12) months because of sickness, injury or other incapacity. This notice can be given whilst the Executive continues not to perform his duties or on expiry of the twenty-six (26) week period.

10.3   The Company may terminate the employment immediately by written notice if the Executive commits any serious or persistent breach of his obligations under this agreement; or is guilty of any gross misconduct or conducts himself (whether in connection with the employment or not) in a way which is harmful to the Company or any other company in which it has an interest, including any joint venture; or is guilty of dishonesty or is convicted of an offence (other than a motoring offence which does not result in imprisonment) whether in connection with the employment or not; or becomes of unsound mind, is bankrupted or has a receiving order made against him or makes any general composition with his creditors or takes advantage of any statute affording relief for insolvent debtors; or becomes disqualified from being a director of a company.

10.4   The Company may suspend the Executive from the employment on full salary at any time, for a reasonable period, to investigate any matter in which the Executive is implicated or involved, whether directly or indirectly.

10.5   During all or any part of a period of notice whether given by the Company or the Executive or during any period of suspension, the Company may, in its absolute discretion, require the Executive either not to attend his place of work, and/or not undertake any work. During such period, the following conditions shall apply:

(a)   the Executive shall continue to be entitled to receive his contractual remuneration and other benefits;

(b)   the Executive's duties of fidelity, mutual trust and confidence, confidentiality and obligations under this agreement shall continue to apply;

(c)   the Executive shall not undertake any other work or other business activities, except with the prior consent of the Company;

(d)   the Executive shall remain available or be contactable during normal business hours to provide such assistance to the Company as it shall reasonably require from time to time.

10.6   When the employment terminates, the Company may deduct from any monies due to the Executive (including remuneration) any amount that he owes to the Company.

11   **CHANGE OF CONTROL**

11.1   Subject to clause 11.4 below, if there is a Change of Control and the Executive's employment is terminated by the Company within twenty four (24) months of that Change of Control (other than pursuant to clause 10.3) or the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995, the Company shall within one (1) month of the termination or resignation, pay the Executive a sum equal to –

    (i)   payment of salary and benefits in lieu of his notice period;

    (ii)   9 months' gross earnings (as defined by the South African Revenue Services) (less such tax and national insurance contributions as the Company is obliged to deduct from such sum); and

    (iii)   the value of any pension contributions that would have been made to the Executive by the Company in the six (6) months following the Termination Date.

11.2   Upon a Change of Control the Executive's entitlements under the Executive Share Option Scheme, Deferred Bonus Plan or any similar plan or scheme shall be as detailed in the Rules of the relevant plan or scheme.

11.3   The expressions "the Executive's employment is terminated by the Company" and "the Executive resigns in circumstances contemplated by section 186(1)(e) or (f) of the Labour Relations Act, 66 of 1995" do not include termination by operation of law (including frustration) or by mutual consent.

11.4   The Executive's entitlement to any benefit or payment under this clause 11 is conditional upon the Executive entering into such agreement or agreements under seal as the Company may reasonably require (including a compromise agreement) whereby the Executive -

11.4.1 accepts such benefit and/or payment in full and final settlement of all claims the Executive would have against the Company arising out of the termination of this Agreement including unfair dismissal, statutory redundancy payment and non-payment of bonus and validly waives all such claims against the Company; and

11.4.2 undertakes to remain bound by the provisions contained in clauses 11 and 13 notwithstanding the termination of this agreement; and

11.4.3 resigns with immediate effect and without claim for compensation from all employments, secretaryships, trusteeships, directorships or other offices held by him at the instance of the Company.

12 **RESTRICTIONS AFTER TERMINATION OF EMPLOYMENT**

12.1 The Executive agrees with the Company that during the period of six (6) months commencing on the Termination Date he will not (either on his own behalf or for or with any other person, whether directly or indirectly) entice or try to entice away from the Company any person who was a senior employee, director or officer of such a company at any time during his last twelve (12) months of service with the Company and with whom he had worked closely at any time during that period.

12.2 Following the Termination Date, the Executive will not represent himself as being in any way connected with the businesses of the Company (except to the extent agreed).

12.3 Any benefit given or deemed to be given by the Executive to any company under the terms of clause 12.1 is received and held in trust by the Company. The Executive will enter into similar restrictive covenants directly if asked to do so by the Company.

12.4 The Executive acknowledges and agrees that he shall be obliged to draw the provisions of this agreement to the attention of any third party who may at any time before or after the termination of the employment offer to engage the Executive in any capacity and for whom or with whom the Executive intends to work during the relevant period.

13 **RETURN OF COMPANY PROPERTY**

13.1 At any time during the employment (at the request of the Company) or when the employment terminates, the Executive will immediately return to the Company:

13.1.1 all documents and other materials (whether originals or copies) made or compiled by or delivered to the Executive during the employment and concerning the Company and all other companies, including joint ventures. The Executive will not retain any copies of any materials or other information; and

13.1.2   all other property belonging or relating to the Company or any other company, including joint ventures, which is in the possession or under the control of the Executive.

14   **<u>DIRECTORSHIPS</u>**

14.1   The Executive's office as a director of the Company or any other company, including joint ventures, is subject to the Articles of Association of the relevant company (as amended from time to time). If the provisions of this agreement conflict with the provisions of the Articles of Association of the relevant company, the Articles of Association will prevail.

14.2   The Executive must resign from any office held in any company, including a joint venture, if he is asked to do so by the Company.

14.3   If the Executive does not resign as an officer, having been requested to do so in accordance with clause 14.2, the Company will be appointed as his attorney to effect his resignation. By entering into this agreement the Executive irrevocably appoints the Company as his attorney to act on his behalf to execute any document or do anything in his name necessary to effect his resignation in accordance with clause 14.2. If there is any doubt as to whether such a document (or other thing) has been carried out within the authority conferred by this clause 14.3, a certificate in writing (signed by any director or the secretary of the Company) will be sufficient to prove that the act or thing falls within that authority.

14.4   The termination of any directorship or other office held by the Executive will not terminate the Executive's employment or amount to a breach of terms of this agreement by the Company.

14.5   During the employment the Executive will not do anything which could cause him to be disqualified from continuing to act as a director of any company.

14.6   The Executive must not resign his office as a director of any company without the agreement of the Board, whose agreement shall not be unreasonably withheld.

15   **OFFERS ON LIQUIDATION**

15.1   The Executive will have no claim against the Company if the employment is terminated by reason of liquidation in order to reconstruct or amalgamate the Company or by reason of any reorganisation of the Company; and

15.1.1   the Executive is offered employment with the company succeeding to the Company upon such liquidation or reorganisation; and

15.1.2   the new terms of employment offered to the Executive are no less favourable to him than the terms of this agreement.

16   **NOTICES**

16.1   Any notices given under this agreement must be given by letter or fax. Notice to the Company must be addressed to its registered office at the time the notice is given. Notice to the Executive must be given to him personally or sent to his last known address.

16.2 Except for notices given by hand, notices will be deemed to have been given at the time at which the letter or fax would be delivered in the ordinary course of post or transmission.

17 **STATUTORY PARTICULARS**

This agreement and the attached schedule contain the written particulars of employment which the Executive is entitled to receive under the provisions of section 29 of the Basic Conditions of Employment Act, 75 of 1997.

18 **MISCELLANEOUS**

18.1 This agreement may only be modified by the written agreement of the parties.

18.2 The Executive cannot assign this agreement to anyone else.

18.3 References in this agreement to rules, regulations, policies, handbooks or other similar documents which supplement it, are referred to in it or describe any pensions or other benefits arrangement, are references to the versions or forms of the relevant documents as amended or updated from time to time.

18.4 This agreement supersedes any previous written or oral agreement between the parties in relation to the matters dealt within it. It contains the whole agreement between the parties relating to the employment at the date the agreement was entered into (except for those terms implied by law which cannot be excluded by the agreement of the parties). The Executive acknowledges that he has not been induced to enter into this agreement by any representation, warranty or undertaking not expressly incorporated into it.

18.5   Neither party's rights or powers under this agreement will be affected if:

18.5.1   one party delays in enforcing any provisions of this agreement; or

18.5.2   one party grants time to the other party.

18.6   If either party agrees to waive his rights under a provision of this agreement, that waiver will only be effective if it is in writing and it is signed by him. A party's agreement to waive any breach of any term or condition of this agreement will not be regarded as a waiver of any subsequent breach of the same term or condition or a different term or condition.

18.7   The various provisions and sub-provisions of this agreement are severable and if any provision or sub-provision is held to be unenforceable by any court or competent jurisdiction then such unenforceability shall not affect the enforceability of the remaining provisions or sub-provisions in this agreement.

18.8   This agreement is governed by and will be interpreted in accordance with the laws of South Africa. Each of the parties submit to the exclusive jurisdiction of the South African Courts as regards any claim or matter arising under this agreement.

SIGNED at ____Johannesburg____ on this the __16__ day of __March_____ 2006

in the presence of the undersigned witnesses :

AS WITNESSES: __/s/__ ____R M Godsell_____

For and on behalf of the COMPANY

1. __/s/ N W Unwin_____

2. __/s/ C Rossouw_____

SIGNED at ____Johannesburg____ on this the __16 day of ____March_____ 2006

in the presence of the undersigned witnesses :

AS WITNESSES: ____/s/ S Venkatakrishnan_____

[EXECUTIVE]

1. ____/s/ M Taylor_____

2. __/s/ C R Bull_____

ANGLOGOLD ASHANTI LIMITED EXHIBIT 19.8

INVESTMENT IN PRINCIPAL SUBSIDIARIES AND JOINT VENTURE INTERESTS AS AT DECEMBER 31, 2005

Incorporation	Country of	Nature of business	Shares 2005	Shares 2004	Percentage held 2005 %	Percentage held 2004 %
Direct investments						
Advanced Mining Software Limited	16	C	**40,000**	40,000	**100**	100
AGRe Insurance Company Limited	16	F	**2**	2	**100**	100
AngloGold American Investments Limited	4	B	**1,001**	1,001	**100**	100
AngloGold Ashanti USA Incorporated	19	B	**100**	100	**100**	100
			500*	500*	**100**	100
AngloGold Health Service (Pty) Limited	16	E	**8**	8	**100**	100
AngloGold Ashanti Holdings plc	9	B	**2,077,313,678**	2,077,313,678	**100**	100
AngloGold Offshore Investments Limited	4	B	**5,000,000**	5,000,000	**100**	100
Eastvaal Gold Holdings Limited	16	B	**454,464,000**	454,464,000	**100**	100
Masakhisane Investment Limited	16	B	**100**	100	**100**	100
Nuclear Fuels Corporation of SA (Pty) Limited	16	D	**1,450,000**	1,450,000	**100**	100
Rand Refinery Limited **	16	G	**208,471**	208,471	**53.03**	53.03
Southvaal Holdings Limited (in voluntary liquidation)	16	B	**26,000,000**	26,000,000	**100**	100
Indirect investments						
AG Mali Holdings 1 Limited	4	B	**10,002**	10,002	**100**	100
AG Mali Holdings 2 Limited	4	B	**10,002**	10,002	**100**	100
AngloGold Argentina Limited	4	B	**1**	1	**100**	100
AngloGold Argentina S.A.	1	B	**1,331,093**	1,331,093	**100**	100
AngloGold Ashanti Australia Limited	2	B	**257,462,077**	257,462,077	**100**	100
AngloGold Ashanti (Bibiani) Limited	7	A	**4,500**	4,500	**100**	100
AngloGold Ashanti (Colorado) Corp.	19	B	**1,250**	1,250	**100**	100
AngloGold Ashanti Exploration (Ghana) Limited	7	A	**2**	2	**100**	100
AngloGold Ashanti (Ghana) Limited	7	A	**132,419,585**	132,419,585	**100**	100
AngloGold Ashanti Holdings plc	9	B	**1,024,840,886***	1,024,840,886*	**100**	100
AngloGold Ashanti (Iduapriem) Limited	7	A	**53,016**	53,016	**80**	80
AngloGold Ashanti Mineração Ltda.	5	A	**22,194,302,378**	22,194,302,378	**100**	100
AngloGold Ashanti (Nevada) Corp.	19	B	**100**	100	**100**	100
AngloGold Ashanti North America Inc.	19	B	**7,902**	7,902	**100**	100
AngloGold Australia Investment Holdings Limited	4	B	**1,000**	1,000	**100**	100
AngloGold Australia (Sunrise Dam) Pty Limited	2	A	**2**	2	**100**	100
AngloGold Ashanti Brasil Ltda.	5	B	**8,827,437,875**	8,827,437,875	**100**	100
AngloGold Brazil Limited	4	B	**1**	1	**100**	100
AngloGold CV 1 Limited	4	B	**11,002**	11,002	**100**	100
AngloGold CV 2 Limited	4	B	**1,002**	1,002	**100**	100
AngloGold CV 3 Limited	4	B	**1,002**	1,002	**100**	100
AngloGold Finance Australia Holdings Limited	13	B	**2**	2	**100**	100
AngloGold Finance Australia Limited	13	B	**2**	2	**100**	100
AngloGold Geita Holdings Limited	4	B	**3,513**	3,513	**100**	100
AngloGold Investments Australasia Limited	4	B	**1,000**	1,000	**100**	100
AngloGold Investments Australia Pty Ltd	2	B	**1**	1	**100**	100
AngloGold Investments (Sadex) Limited	4	B	**1,000'A'**	1,000'A'	**100**	100
AngloGold Morila Holdings Limited	4	B	**1,000**	1,000	**100**	100
AngloGold Namibia (Pty) Ltd	14	A	**10,000**	10,000	**100**	100
AngloGold North American Holdings Limited	4	B	**1**	1	**100**	100
AngloGold Offshore Investments Limited	4	B	**422,510,000***	422,510,000*	**100**	100
AngloGold South America Limited	4	B	**488,000**	488,000	**100**	100

Incorporation	Country of	Nature of business	Shares Shares		Percentage held	
			2005	2004	**2005 %**	2004 %
AngloGold South American Holdings Limited	4	B	**1**	1	**100**	100
Ashanti Goldfields Belgium S.A.	3	B	**2,500**	2,500	**100**	100
Ashanti Goldfields (Cayman) Limited	6	B	**2**	2	**100**	100
Ashanti Goldfields Holding (Luxembourg) S.A.	11	B	**3,000,000**	3,000,000	**100**	100
Ashanti Goldfields Kilo Sarl	21	H	**15,520**	15,520	**86.22**	86.22
Ashanti Goldfields Services Limited	18	B	**588,409**	588,409	**100**	100
Ashanti Goldfields Teberebie Limited	6	B	**2**	2	**100**	100
Ashanti Goldfields Zimbabwe Limited	20	A	**-**	265,570,717	**-**	100
Ashanti Treasury Services Limited	9	I	**250,000**	250,000	**100**	100
Australian Mining & Finance Pty Limited	2	B	**48**	48	**100**	100
Cerro Vanguardia S.A.	1	A	**13,875,000**	13,875,000	**92.50**	92.50
Chevaning Mining Company Limited	18	B	**1,000**	1,000	**100**	100
Cluff Holdings Pvt Limited	20	B	**-**	100	**-**	100
Cluff Mineral Exploration Limited	18	B	**500,000**	500,000	**100**	100
Cluff Oil Limited	18	B	**19,646,377**	19,646,377	**100**	100
Cluff Resources Limited	18	B	**93,638,562**	93,638,562	**100**	100
Cripple Creek & Victor Gold Mining Company (USA joint venture)	A	-	**-**		**67**	67
Erongo Holdings Limited	4	B	**13,334'A'**	13,334'A'	**100**	100
Geita Gold Mining Limited	17	A	**2**	2	**100**	100
Golden Shamrock Mines Limited	2	B	**2,000,000**	2,000,000	**100**	100
GSM Gold S.A.	11	B	**325,000**	325,000	**100**	100
Mineração Serra Grande S.A.	5	A	**499,999,997**	499,999,997	**50**	50
Morila Limited	10	B	**1**	1	**50**	50
Pioneer Goldfields Limited	8	B	**75,000,000**	75,000,000	**100**	100
Sadiola Exploration Limited	4	B	**5,000 'A'**	5,000 'A'	**50**	50
Societé Ashanti Goldfields de Guinée S.A.	15	A	**3,486,134**	3,486,134	**85**	85
Teberebie Goldfields Limited	7	A	**1,860,000**	1,860,000	**90**	90
Joint ventures						
Nufcor International Limited **	18	D	**3,000,000**	3,000,000	**50**	50
Société des Mines de Morila S.A.	12	A	**400**	400	**40**	40
Société d'Exploitation des Mines d'Or de Sadiola S.A.	12	A	**38,000**	38,000	**38**	38
Société d'Exploitation des Mines d'Or de Yatela S.A.	12	A	**400**	400	**40**	40
BGM Management Company Pty Ltd	2	A	**3'B'**	3'B'	**33.33**	33.33

Nature of business
A - Mining
B - Investment holding
C - Software development
D - Market agent
E - Health care
F - Short-term insurance and re-assurance
G - Precious metal refining
H - Exploration
I - Treasury

Countries of incorporation
1   Argentina
2   Australia
3   Belgium
4   British Virgin Islands
5   Brazil
6   Cayman Islands
7   Ghana
8   Guernsey
9   Isle of Man
10   Jersey
11   Luxembourg
12   Mali
15   Republic of Guinea
16   Republic of South Africa
17   Tanzania
18   United Kingdom
19   United States of America
20   Zimbabwe
21   Democratic Republic of Congo

* Indicates preference shares
** The statutory year-end of Rand Refinery Limited and Nufcor International Limited
   are September 30, and June 30, respectively. The management accounts of Rand
   Refinery Limited and Nufcor International Limited for the periods ended September 30,
   and December 31, respectively, have been included in the group's results for the year
   ended December 31, 2005.

The Environmental Rehabilitation Trust Fund, which is registered in South Africa, is deemed to be a subsidiary.
There are no material losses in subsidiaries.

Exhibit 19.12.1

CERTIFICATION

I, Robert Michael Godsell, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

   a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

   b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

   c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

   a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

   b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 17, 2006

/s/ Robert M Godsell
Robert Michael Godsell
Chief Executive Officer

EXHIBIT 19.12.2

CERTIFICATION

I, Srinivasan Venkatakrishnan, certify that:

1. I have reviewed this annual report on Form 20-F of AngloGold Ashanti Limited;

2. Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3. Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the company as of, and for, the periods presented in this report;

4. The company's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) for the company and have:

    a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the company, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

    b) Evaluated the effectiveness of the company's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

    c) Disclosed in this report any change in the company's internal control over financial reporting that occurred during the period covered by the annual report that has materially affected, or is reasonably likely to materially affect, the company's internal control over financial reporting; and

5. The company's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the company's auditors and the audit committee of the company's board of directors (or persons performing the equivalent functions):

    a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the company's ability to record, process, summarize and report financial information; and

    b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the company's internal control over financial reporting.

Date: March 17, 2006

        /s/ Srinivasan Venkatakrishnan
        Srinivasan Venkatakrishnan
        Chief Financial Officer

EXHIBIT 19.13.3

**CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**

In connection with the Annual Report of AngloGold Ashanti Limited (the "Company") on Form 20-F for the period ending December 31, 2005, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), the undersigned hereby certify that to the best of our knowledge:

1.   The Report fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934; and

2.   The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Date: March 17, 2006

/s/ Robert M Godsell
Name: Robert Michael Godsell
Title: Chief Executive Officer

Date: March 17, 2006

/s/ Srinivasan Venkatakrishnan
Name: Srinivasan Venkatakrishnan
Title: Chief Financial Officer

EXHIBIT 19.15.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the following Registration Statements:

(1) Registration Statement (Form F-3 No. 333-101891) of AngloGold Ashanti Limited;
(2) Registration Statement (Form F-3 No. 333-101891-01) of AngloGold Ashanti Limited;
(3) Registration Statement (Form S-8 No. 333-10990) of AngloGold Ashanti Limited; and
(4) Registration Statement (Form S-8 No. 333-113789) of AngloGold Ashanti Limited

of our report dated March 17, 2006, with respect to the consolidated financial statements of AngloGold Ashanti Limited included in this Annual Report (Form 20-F) for the year ended December 31, 2005.

/s/ Ernst & Young
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
March 17, 2006

EXHIBIT 19.15.2

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-101891 and 333-101891-01) and the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated March 10, 2006, with respect to the balance sheets of Société d'Exploitation des Mines d'Or de Sadiola S.A. as of December 31, 2005 and 2004, and the related income statements, statements of changes in stockholders' equity and cashflow statements for each of the years in the three-year period ended December 31, 2005, which report appears in the Form 20-F of Anglogold Ashanti Limited for the year ended December 31, 2005.

/s/ KPMG
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
March 17, 2006

EXHIBIT 19.15.3

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statements on Form F-3 (File No. 333-101891 and 333-101891-01) and the Registration Statements on Form S-8 (File No. 333-10990 and 333-113789) of AngloGold Ashanti Limited of our report dated March 9, 2006, with respect to the balance sheets of Société des Mines de Morila S.A. as of December 31, 2005 and 2004, and the related statements of income, cash flows, and changes in shareholders' equity for each of the three years in the period ended December 31, 2005, included in the December 31, 2005 Annual Report on Form 20-F of AngloGold Ashanti Limited.

/s/ PricewaterhouseCoopers
Registered Accountants and Auditors
Chartered Accountants (S.A.)

Johannesburg
Republic of South Africa
March 17, 2006